As filed with the Securities and Exchange Commission on July 16, 1996
                                                      Registration No. 333-6631

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                          UNION BANKSHARES CORPORATION
             (Exact name of registrant as specified in its charter)

          Virginia                          6711                54-1598552
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

                            ------------------------

                              211 North Main Street
                                  P.O. Box 446
                          Bowling Green, Virginia 22427
                                 (804) 633-5031
                   (Address,including zip code, and telephone
                         number, including area code of
                        registrant's principal executive
                                     office)

                            ------------------------

                                 D. Anthony Peay
                             Chief Financial Officer
                          Union Bankshares Corporation
                                  P.O. Box 446
                          Bowling Green, Virginia 22427
                                 (804) 633-5031
            (Name, address, including zip code, and telephone number,
                    including area code of agent for service)
                            ------------------------
                                   Copies to:

George P. Whitley, Esq.                              Hugh B. Wellons, Esq.
LeClair Ryan, A Professional Corporation             Mays & Valentine
707 East Main Street, 11th Floor                     P. O. Box 1122
Richmond, Virginia 23219                             Richmond, Virginia  23208

                            ------------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.


                            ------------------------

       The Registrant hereby amends this Registration Statement on Such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                          UNION BANKSHARES CORPORATION

                              CROSS-REFERENCE SHEET
             Pursuant to Rule 404(a) of the Securities Act and Item
                501(b) of Regulation S-K, Showing the Location or
                  Heading in the Prospectus and Proxy Statement
                of the Information Required by part I of Form S-4

              Form S-4                                                                         Location or Heading in
       Item Number and Caption                                                             Prospectus and Proxy Statement
A.       Information About the Transaction
         1.       Forepart of the Registration Statement and
                  Outside Cover Page of Prospectus.....................Cover Page of Registration Statement; Outside Front Cover
                                                                       Page of Proxy Statement/Prospectus
         2.       Inside Front and Outside Back Cover Pages of
                  Prospectus...........................................Available Information; Incorporation of Certain Information
                                                                       by Reference; Table of Contents
         3.       Risk Factors, Ratio of Earnings to Fixed
                  Charges and Other Information........................Summary; Comparative Per Share Information; Recent Financial
                                                                       Data; Selected Financial Data; The King George Special
                                                                       Meeting; The Affiliation; Market Prices and Dividends;
                                                                       Information Concerning King George
         4.       Terms of the Transaction.............................Summary; The Affiliation; Comparative Rights of
                                                                       Shareholders; Description of Union Capital Stock
         5.       Pro Forma Financial Information......................Pro Forma Condensed Financial Information
         6.       Material Contacts with the Company
                  Being Acquired.......................................Summary; The Affiliation--Background of and Reasons for the
                                                                       Merger, --Interests of Certain Persons in the Merger
         7.       Additional Information Required for
                  Reoffering by Persons and Parties
                  Deemed to be Underwriters............................Not Applicable
         8.       Interests of Named Experts and Counsel...............Experts; Legal Opinions
         9.       Disclosure of Commission Position on
                  Indemnification for Securities Act
                  Liabilities..........................................Not Applicable

B.       Information About the Registrant
         10.      Information with Respect to S-3 Registrants..........Not Applicable
         11.      Incorporation of Certain Information by
                  Reference............................................Not Applicable
         12.      Information with Respect to S-2 or S-3
                  Registrants..........................................Incorporation of Certain Information by Reference; Summary;
                                                                       Market Prices and Dividends; Business of Union; Description
                                                                       of Union Capital Stock
         13.      Incorporation of Certain Information by
                  Reference                                            Incorporation of Certain Information by Reference
         14.      Information with Respect to Registrants Other
                  Than S-3 or S-2 Registrants                          Not Applicable



              Form S-4                                                                         Location or Heading in
       Item Number and Caption                                                             Prospectus and Proxy Statement
C.       Information About the Company Being Acquired
         15.      Information with Respect to S-3 Companies............Not Applicable
         16.      Information with Respect to S-2 or S-3
                  Companies............................................Not Applicable
         17.      Information with Respect to Companies Other
                  Than S-3 or S-2 Companies............................Summary; Comparative Per Share Information; Recent Financial
                                                                       Data; Selected Financial Data; Market Prices and Dividends;
                                                                       Information Concerning King George; Management's Discussion
                                                                       and Analysis of Financial Condition and Results of
                                                                       Operations; Financial Statements

D.       Voting and Management Information
         18.      Information if Proxies, Consents or
                  Authorizations are to be Solicited...................Incorporation of Certain Information by Reference; Summary;
                                                                       The King George Special Meeting; The Affiliation
         19.      Information if Proxies, Consents or
                  Authorizations are not to be Solicited or
                  in an Exchange Offer.................................Not Applicable





                            [KING GEORGE LETTERHEAD]

                              _____________, 1996

Dear Fellow Shareholders:

           You are cordially invited to attend the Special Meeting of Shareholders of King George State Bank, Inc. ("King George") to be held at the Main Office of King George located at 10045 Kings Highway, King George, Virginia on Tuesday, August 20, 1996 at 7:00 p.m.

           At this important meeting, you will be asked to consider and vote on the Agreement and Plan of Reorganization, dated as of March 12, 1996, and a related Plan of Share Exchange (collectively, the "Agreement") between the King George and Union Bankshares Corporation ("Union"). Based in Bowling Green, Virginia, Union is a bank holding company with $470.9 million in total assets at March 31, 1996 and with its principal operations currently being conducted through its two affiliate banks, Union Bank & Trust Company and Northern Neck State Bank.

           Under the terms of the Agreement, Union will exchange 5.5 shares of its common stock for each share of common stock of King George held by you, with cash being paid in lieu of issuing fractional shares. In addition, one member of the Board of Directors of King George (Homer L. Hite) will be appointed by Union to its Board of Directors as soon as practicable after consummation of the affiliation. Union common stock is traded on the Nasdaq National Market under the symbol "UBSH." It is anticipated that the affiliation will become effective during the latter part of the third quarter of this year. Following the consummation of the affiliation with Union, King George will continue to operate as a separate affiliate bank within the Union system.

           Your Board of Directors has retained the investment banking firm of Scott & Stringfellow, Inc. to act as its financial advisor in connection with this transaction. As discussed in the accompanying Proxy Statement/Prospectus, Scott & Stringfellow has delivered to the Board of Directors its written opinion that, as of this date, the terms of the Agreement are fair from a financial point of view to our shareholders.

           King George shareholders will not recognize gain or loss for federal income tax purposes to the extent Union common stock is received in the affiliation in exchange for King George common stock, although the receipt of cash in lieu of fractional shares will be taxable. Details of the proposed transaction with Union are set forth in the accompanying Proxy Statement/Prospectus, which you are urged to read carefully in its entirety. Approval of the transaction with Union requires the affirmative vote of more than two-thirds of the outstanding shares of common stock of King George.

           Your Board of Directors has unanimously approved the Agreement and the transaction with Union and believes that they are in the best interests of King George and our shareholders. Accordingly, the Board unanimously recommends that you VOTE FOR the Agreement.

           WE HOPE YOU CAN ATTEND THE SPECIAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

           We look forward to seeing you at the Special Meeting.

                                                Sincerely yours,

                     E. R. MORRIS, JR.                           HOMER L. HITE
                   Chairman of the Board                           President

                          KING GEORGE STATE BANK, INC.
                             KING GEORGE, VIRGINIA

                           -------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                              ______________, 1996

                           -------------------------

           A Special Meeting of Shareholders of King George State Bank, Inc. ("King George") will be held on Tuesday, August 20, 1996 at 7:00 p.m., at the Main Office of King George located at 10045 Kings Highway, King George, Virginia for the following purposes:

           1. To approve the Agreement and Plan of Reorganization, dated as of March 12, 1996, between King George and Union Bankshares Corporation ("Union") and a related Plan of Share Exchange (collectively, the "Agreement"), providing for the affiliation of King George with Union (the "Affiliation") upon the terms and conditions therein, including, among other things, that each issued and outstanding share of King George common stock will be exchanged for 5.5 shares of Union common stock, with cash being paid in lieu of issuing fractional shares. The Agreement is enclosed as Appendix I to the accompanying Proxy Statement/Prospectus.

           2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

           Each King George shareholder will have the right to dissent from the Affiliation and to demand payment of the fair value of his shares in the event the Affiliation is approved and consummated. Any right of any such King George shareholder to receive such payment is contingent upon strict compliance with the requirements set forth in Article 15 of the Virginia Stock Corporation Act, the full text of which is included as Appendix V to the accompanying Proxy Statement/Prospectus.

           The Board of Directors has fixed July 9, 1996, as the record date for the Special Meeting, and only holders of record of King George common stock at the close of business on that date are entitled to receive notice of and to vote at the Special Meeting or any adjournments or postponements thereof.

                                            By Order of the Board of Directors

                                            HOMER L. HITE
                                            President

_____________, 1996


       PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR
                  NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

       THE BOARD OF DIRECTORS OF KING GEORGE UNANIMOUSLY RECOMMENDS THAT
                      SHAREHOLDERS VOTE FOR THE AGREEMENT.

                          KING GEORGE STATE BANK, INC.
                                PROXY STATEMENT

                          UNION BANKSHARES CORPORATION
                                   PROSPECTUS

           This Proxy Statement/Prospectus is being furnished to shareholders of King George State Bank, Inc. ("King George") in connection with the solicitation of proxies by the Board of Directors of King George for use at its Special Meeting of Shareholders (the "Special Meeting") to be held on _____________, 1996, and any postponements or adjournments thereof.

           At the Special Meeting, shareholders will be asked to approve an Agreement and Plan of Reorganization, dated as of March 12, 1996, between King George and Union Bankshares Corporation, a bank holding company based in Bowling Green, Virginia ("Union"), and a related Plan of Share Exchange (collectively, the "Agreement") providing for the affiliation of King George with Union (the "Affiliation") through the exchange of common stock of King George ("King George Common Stock") for the common stock of Union ("Union Common Stock"). Upon consummation of the Affiliation, each outstanding share of King George Common Stock, other than shares as to which appraisal rights have been duly exercised, will be converted into and exchanged for 5.5 shares of Union Common Stock. Cash will be paid in lieu of issuing fractional shares. A copy of the Agreement is included as Appendix I hereto. See "The Affiliation Terms of the Affiliation."

           Scott & Stringfellow, Inc. ("Scott & Stringfellow") has rendered its opinion, updated to the date hereof, to the Board of Directors of King George that the terms of the Affiliation are fair to King George's shareholders from a financial point of view. A copy of this opinion is included as Appendix II hereto. See "The Affiliation - Opinion of Financial Advisor."

           THE BOARD OF DIRECTORS OF KING GEORGE UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE THE AGREEMENT. FAILURE TO VOTE IS EQUIVALENT TO VOTING AGAINST THE PROPOSAL.

           This Proxy Statement/Prospectus also constitutes a prospectus of Union covering up to approximately 275,000 shares of Union Common Stock to be issued to shareholders of King George in connection with the Affiliation. The outstanding shares of Union Common Stock are, and the shares offered hereby will be, approved for trading on the Nasdaq National Market under the symbol "UBSH." The closing price of Union Common Stock on the Nasdaq National Market on July 15, 1996 was $25.75.

           This Proxy Statement/Prospectus is first being mailed to shareholders of King George on or about July ___, 1996.

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER FEDERAL OR STATE AGENCY NOR HAS THE COMMISSION OR ANY OTHER FEDERAL OR STATE AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           THE SHARES OF UNION COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

      The date of this Proxy Statement/Prospectus is July ___, 1996.

                             AVAILABLE INFORMATION

           Union is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center (13th Floor), New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information with respect to Union may also be inspected at the offices of the National Association of Securities Dealers Stock Market, Report Section, 1735 K Street, N.W., Washington, D.C. 2006. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4, of which this Proxy Statement/Prospectus is a part, and exhibits thereto (together with the amendments thereto, the "Registration Statement"), which have been filed by Union with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Union Common Stock that may be issued in connection with the Affiliation and to which reference is hereby made for further information.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

           This Proxy Statement/Prospectus is accompanied by Union's 1995 Annual Report to Shareholders and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 which are included as Appendices III and IV, respectively, to this Proxy Statement/Prospectus.

           The following documents filed with the Commission by Union are incorporated by reference in this Proxy Statement/Prospectus: (i) Union's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) Union's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; (iii) Union's Current Report on Form 8-K, filed March 18, 1996; (iv) all other reports filed by Union pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the year covered by its Annual Report referred to in (i) above; and (v) the following portions of Union's Annual Report to Shareholders included as Appendix III hereto:

                                                                PAGE NUMBER IN
                                                                 ANNUAL REPORT

   Selected Financial Data - Five Years Ended
         December 31, 1995                                            1
   Quarterly Earnings Summary - Two Years Ended
         December 31, 1995                                            1
   Management's Discussion and Analysis of Financial
         Condition and Results of Operations                        5 - 16
   Market Price and Dividend Information and Related
         Shareholder Matters                                          36

           Also incorporated by reference herein is the Agreement, which is included as Appendix I to this Proxy Statement Prospectus.

           Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

           THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS RELATING TO UNION THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE, WITHOUT CHARGE, UPON REQUEST FROM ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, DIRECTED TO: D. ANTHONY PEAY, CHIEF FINANCIAL OFFICER, UNION BANKSHARES CORPORATION, 211 N. MAIN STREET, BOWLING GREEN, VIRGINIA 22427; TELEPHONE NUMBER
(804) 633-5031. IN ORDER TO ENSURE TIMELY DELIVERY OF ANY REQUESTED DOCUMENTS, THE REQUEST SHOULD BE MADE BY AUGUST 15, 1996.

           The information contained in this Proxy Statement/Prospectus relating to Union has been supplied by Union, and the information relating to King George has been supplied by King George.

           NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATIONS OR GIVE ANY INFORMATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN AND, IF MADE OR GIVEN, SUCH REPRESENTATION OR INFORMATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY KING GEORGE OR UNION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR THE ISSUANCE OF ANY SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF KING GEORGE OR UNION SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS

Available Information..........................................................
Incorporation of Certain Information by Reference..............................
Summary........................................................................
Comparative Per Share Information..............................................
Recent Financial Data..........................................................
Selected Financial Data........................................................
The King George Special Meeting................................................
The Affiliation................................................................
Market Prices and Dividends....................................................
Pro Forma Condensed Financial Information......................................
Information Concerning King George ............................................
Management's Discussion and Analysis of Financial Condition and
     Results of Operations.....................................................
Business of Union .............................................................
Comparative Rights of Shareholders.............................................
Description of Union Capital Stock.............................................
Experts........................................................................
Legal Opinions.................................................................
Other Matters..................................................................
Index to Financial Statements..................................................


APPENDICES

 I    Agreement and Plan of Reorganization and Plan of Share Exchange
 II   Opinion of Scott & Stringfellow, Inc.
 III  Union's 1995 Annual Report to Shareholders
 IV   Union's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1996
 V    Article 15 of the Virginia Stock Corporation Act Relating to Dissenters'
      Rights

                                    SUMMARY

           The following summary is not intended to be a complete description of all material facts regarding Union, King George and the matters to be considered at the Special Meeting and is qualified in all respects by the more detailed information and financial statements contained elsewhere in this Proxy Statement/Prospectus including the Appendices hereto and the documents incorporated herein by reference.

THE PARTIES

           UNION. Union is a multi-bank holding company serving the Central and Northern Neck regions of Virginia through its two banking affiliates, Union Bank & Trust Company ("Union Bank") and Northern Neck State Bank ("Northern Neck Bank") and its non-bank subsidiary, Union Investment Services, Inc. Both Union Bank and Northern Neck Bank (the "Affiliate Banks") are Virginia chartered full-service commercial banks that offer a wide range of banking and related financial services. The Affiliate Banks are also members of the Federal Reserve System (the "Federal Reserve"). Union Investment Services is a full-service discount brokerage firm offering a wide variety of investment products. Through its twelve locations, Union Bank serves customers in a primary service area which stretches from its headquarters in Bowling Green along the I-95 corridor from Fredericksburg to central Hanover County and east to King William County. Northern Neck Bank serves the Northern Neck and Middle Peninsula regions through four locations in Warsaw, Montross and Tappahannock. The Affiliate Banks have a long history of service, with Union Bank and Northern Neck Bank having been organized in 1902 and 1909, respectively. At March 31, 1996, Union had total assets of $470.9 million, total deposits of $385.1 million and total shareholders' equity of $50.4 million. Union's principal executive offices are located at 211 N. Main Street, Bowling Green, Virginia 22427 and its telephone number is (804) 633-5031. See "Recent Financial Data," "Selected Financial Data" and "Business of Union."

           Union Common Stock is traded on the Nasdaq National Market under the symbol "UBSH."

           KING GEORGE. King George is a Virginia chartered commercial bank and member of the Federal Reserve that commenced its banking business in 1974 and which provides commercial and consumer banking services to customers in King George County and the Fredericksburg area in Virginia. At March 31, 1996, King George had total assets of $48.3 million, total deposits of $42.8 million, and total shareholders' equity of $4.5 million. The Main Office of King George is located at 10045 Kings Highway, King George, Virginia 22485. See "Recent Financial Data," "Selected Financial Data," "Information Concerning King George" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

THE SPECIAL MEETING

           TIME, PLACE AND PURPOSE. The Special Meeting will be held on August 20, 1996 at 7:00 p.m. at the Main Office of King George located at 10045 Kings Highway, King George , Virginia 22485. At the Special Meeting, King George shareholders will be asked to consider and vote upon a proposal to approve the Agreement, attached hereto as Appendix I.

           RECORD DATE. Only holders of record of King George Common Stock at the close of business on July 9, 1996 (the "Record Date"), will be entitled to notice of and to vote at the Special Meeting. At the Record Date, there were approximately 244 holders of record of the 50,000 shares of King George Common Stock then outstanding and entitled to vote at the Special Meeting. See "The King George Special Meeting."

TERMS OF THE AFFILIATION

           The Affiliation provides for the exchange of each outstanding share of King George Common Stock for Union Common Stock. Union will then serve as the parent bank holding company for King George, which will continue to carry on its banking business in substantially the same manner as before the Affiliation. In addition, Mr. Homer L. Hite will be appointed by Union to serve on the Union Board of Directors as soon as practicable after the Affiliation.

           At the Effective Date of the Affiliation, each outstanding share of King George Common Stock will be exchanged for 5.5 shares of Union Common Stock (the "Exchange Ratio"), and cash in lieu of any fractional shares. Cash (without interest) will be paid to King George shareholders in lieu of the issuance of any fractional shares in an amount equal to the fraction of a share of Union Common Stock to which such shareholder would otherwise be entitled, multiplied by the average of the closing prices of Union Common Stock as reported on the Nasdaq National Market during the ten trading days immediately preceding the Effective Date. King George has no right to terminate the Affiliation or to obtain an adjustment in the Exchange Ratio solely as a result of a decrease in the market value of Union Common Stock below a specified level. Similarly, Union has no right to terminate the Affiliation or obtain an adjustment in the Exchange Ratio solely as a result of an increase in the market value of Union Common Stock above a specified level. See "The Affiliation - Terms of the Affiliation" and "The Affiliation - Interests of Certain Persons in the Affiliation."

           Shareholders of King George are entitled to exercise their dissenters' rights with respect to the Affiliation. See "The Affiliation - Rights of Dissenting Shareholders."

RECOMMENDATION OF THE BOARD OF DIRECTORS OF KING GEORGE

           The Board of Directors of King George has unanimously approved the Affiliation, including the Agreement. The Board of Directors believes that the Affiliation is fair to and in the best interests of the shareholders of King George and recommends a VOTE FOR the Affiliation. See "The Affiliation - Background of and Reasons for the Affiliation."

OPINION OF FINANCIAL ADVISOR

           The Board of Directors of King George has retained Scott & Stringfellow, an investment banking firm experienced in the valuation of financial institutions and their securities in connection with merger and acquisition transactions, to act as its financial advisor in connection with the Affiliation. Scott & Stringfellow has rendered its opinion to the Board of Directors of King George that the terms of the Affiliation are fair from a financial point of view to the King George shareholders. The full text of Scott & Stringfellow's opinion, including the assumptions made and other matters considered and limitations on the review undertaken, updated to the date hereof, is set forth as Appendix II to this Proxy Statement/Prospectus. Shareholders are urged to read and consider the opinion in its entirety. See "The Affiliation - Opinion of Financial Advisor."

VOTE REQUIRED

           Approval of the Affiliation requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of King George Common Stock outstanding on the Record Date. As of the Record Date, directors and executive officers of King George and their affiliates beneficially owned approximately 11,992 shares of King George Common Stock, or approximately 24.0% of the shares of King George Common Stock outstanding on such date. The directors and executive officers of King George have indicated their intention to vote their shares of King George Common Stock in favor of the Affiliation. See "The King George Special Meeting - Vote Required."

           A FAILURE TO VOTE, EITHER BY NOT RETURNING THE ENCLOSED PROXY OR BY CHECKING THE "ABSTAIN" BOX THEREON, AND BROKER "NON-VOTES" WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE AGREEMENT.

EFFECTIVE DATE

           The Affiliation will become effective at the date and time set forth on the Certificate of Share Exchange issued by the Virginia State Corporation Commission (the "Effective Date"). The Effective Date will occur as soon as practicable following the date that all conditions specified in the Agreement have been satisfied or waived. The Affiliation is expected to be made effective on or about September 1, 1996. Union and King George each has the right, acting unilaterally, to terminate the Agreement should the Affiliation not be consummated by December 31, 1996. See "The Affiliation - The Effective Date."


DISTRIBUTION OF STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

           As soon as practicable after the Effective Date, Union shall cause Registrar and Transfer Company, acting as the exchange agent (the "Exchange Agent"), to mail to each King George shareholder (other than dissenting shareholders) a letter of transmittal and instructions for use in order to surrender the certificates representing shares of King George Common Stock in exchange for certificates representing shares of Union Common Stock. Cash (without interest) will be paid to King George shareholders in lieu of the issuance of any fractional shares in an amount equal to the fraction of a share of Union Common Stock to which such shareholder would otherwise be entitled multiplied by the average of the closing prices of Union Common Stock as reported on the Nasdaq National Market during the ten trading days immediately preceding the Effective Date. See "The Affiliation - Surrender of Stock Certificates."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

           LeClair Ryan, counsel for Union, has delivered an opinion that, among other things, (i) no gain or loss will be recognized by King George shareholders to the extent they receive shares of Union Common Stock solely in exchange for their King George Common Stock, (ii) the aggregate tax basis of Union Common Stock received by a King George shareholder will equal the aggregate tax basis of the King George Common Stock surrendered in exchange therefor by such shareholder (reduced by any amount allocable to fractional share interests for which cash is received), and (iii) the holding period of the Union Common Stock received will generally include the holding period of the King George Common Stock surrendered if the King George Common Stock is held as a capital asset at the Effective Date. For a more complete description of the federal income tax consequences of the Affiliation, see "The Affiliation - Certain Federal Income Tax Consequences."

           DUE TO THE INDIVIDUAL NATURE OF THE TAX CONSEQUENCES OF THE AFFILIATION, IT IS RECOMMENDED THAT EACH KING GEORGE SHAREHOLDER CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF THE AFFILIATION WITH RESPECT TO THEIR PARTICULAR TAX SITUATION.

INTERESTS OF CERTAIN PERSONS IN THE AFFILIATION

           Certain members of King George's management, as well as certain members of the King George Board of Directors, have interests in the Affiliation in addition to their interests as shareholders of King George. These include, among other things, provisions in the Agreement relating to indemnification of directors and officers of King George, appointment of a King George director to the Board of Directors of Union, and eligibility for certain Union employee benefits. In each case, the King George Board was aware of their potential interests, and considered them.

           Directors. Union has agreed to cause Homer L. Hite, a member of the King George Board of Directors, to become a member of the Union Board of Directors as soon as practicable after consumation of the Affiliation. thereafter. Mr. Hite will also be appointed Senior Vice President of Union and will continue to serve as President and Chief Executive Officer of King George. Union currently pays each director $400 for attendance at each Board meeting.

           Assumption of Homer L. Hite's Employment Agreement. Union has agreed to assume and honor the employment agreement between King George and Homer L. Hite, based on his agreement that the Affiliation will not constitute a "change of control" of King George. Under the terms of the employment agreement, Mr. Hite would be entitled to receive a cash payment equal to two times his annual base salary (currently $90,000) in the event of a change of control of King George. The employment agreement is renewable on an annual basis on its anniversary date of June 11. The change of control provision was not waived by Mr. Hite with respect to any future change of control of Union.

           Assumption of Salary Continuation Agreements. Union has agreed to assume and honor two salary continuation agreements between King George and Homer L. Hite dated October 15, 1979 and September 1, 1985, respectively. Each agreement is funded by a life insurance policy on the life of Homer L. Hite, and provides for certain amounts to be paid to Mr. Hite upon his retirement, or to Mr. Hite's beneficiaries upon his death while still in the employ of King George.

           Assumption of Deferred Compensation Agreements. Union has also agreed to assume certain deferred compensation agreements between King George and its directors. Such agreements provide for payment of certain monthly sums to certain directors of King George (or designated beneficiaries of such directors), for a period of fifteen years after the death or retirement of such director at age 65. Such agreements may, in King George's discretion, be funded by life insurance policies on the lives of the covered directors. Such agreements are not assignable by the directors for whom such agreements are in place and, by their terms, are not contracts of employment.



           See "The Affiliation - Interests of Certain Persons in the Affiliation" and "The Affiliation - Terms of the Affiliation."

REGULATORY APPROVALS

           The Affiliation is subject to the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act") and the Virginia State Corporation Commission (the "Virginia SCC"). Applications with the Federal Reserve and the Virginia SCC have been filed by Union. Each application has been accepted for processing. There can be no assurance that the approval of the Federal Reserve or the Virginia SCC will be obtained or as to the timing or conditions of such approvals. See "The Affiliation - Regulatory Approvals."

CONDITIONS TO CONSUMMATION OF THE AFFILIATION; TERMINATION

           Consummation of the Affiliation is contingent upon the following unwaivable conditions: (i) receipt of the approval of the shareholders of King George solicited hereby; (ii) receipt of an opinion of counsel as to the tax-free nature of the Affiliation (except for cash received in lieu of fractional shares or upon the exercise of dissenters' rights); and (iii) approval of the Federal Reserve and the Virginia SCC. The receipt by Union of an opinion from KPMG Peat Marwick LLP that the Affiliation may be accounted for under the pooling of interests accounting method is a condition to consummation of the Affiliation that may be waived by Union. The Affiliation is also subject to satisfaction or waiver of other conditions. See "The Affiliation - Conditions to the Affiliation" and "The Affiliation - Regulatory Approvals."

           The Agreement may be terminated and the Affiliation abandoned notwithstanding shareholder approval (i) by mutual agreement of the Boards of Directors of Union and King George or (ii) by either Union or King George if the Effective Date has not occurred by December 31, 1996, or if certain specified events occur. See "The Affiliation - Waivers, Amendment and Termination."

EFFECT OF THE AFFILIATION ON THE RIGHTS OF KING GEORGE SHAREHOLDERS

           Upon consummation of the Affiliation, King George shareholders will become shareholders of Union. While the rights of the former shareholders of King George will continue to be governed by the Virginia Stock Corporation Act (the "Virginia SCA") since Union is a Virginia corporation, the rights of King George shareholders will also be as provided for under the Articles of Incorporation and Bylaws of Union. The provisions of the Articles of Incorporation and Bylaws of Union differ in certain material respects from the Articles of Incorporation and Bylaws of King George. See "Comparative Rights of Shareholders."

ACCOUNTING TREATMENT

           It is intended that the Affiliation will be accounted for as a pooling of interests. It is a condition to Union's obligation to consummate the Affiliation that it receive an opinion from its independent auditors that the Affiliation will be accounted for as a pooling of interests. See "The Affiliation - Accounting Treatment."

RIGHTS OF DISSENT AND APPRAISAL

           Each holder of King George shares may dissent from the Affiliation and is entitled to the rights and remedies of dissenting shareholders provided in Article 15 of the Virginia SCA, subject to compliance with the procedures set forth therein, including the right to appraisal of his or her stock. A copy of
Article 15 is attached as Appendix V to this Proxy Statement/Prospectus and a summary thereof is included under "The Affiliation - Rights of Dissenting Shareholders."

RESALES OF UNION COMMON STOCK

           Shares of Union Common Stock received in the Affiliation will be freely transferable by the holders thereof, except for those shares held by those holders who may be deemed to be "affiliates" (generally including directors, certain executive officers and major shareholders) of King George under applicable federal securities laws. See "The Affiliation Resales of Union Common Stock."

MARKET PRICE INFORMATION

           Union Common Stock is publicly traded and quoted on the Nasdaq National Market under the symbol "UBSH." The closing sales price of Union Common Stock on March 12, 1996, the last full trading day preceding the pubic announcement of the execution of the Agreement, as reported on the Nasdaq National Market, was $24.50 per share. The closing sales price of Union Common Stock on July 15, 1996, the latest practicable date prior to the date of this Proxy Statement/Prospectus, as reported on the Nasdaq National Market was $25.75 per share. See "Market Prices and Dividends."

           King George Common Stock is not traded on any exchange and no established public trading market exists for King George Common Stock.

           The pro forma equivalent per share market values of King George Common Stock on March 12, 1996 and July 15, 1996 were $134.75 and $141.63, respectively, calculated by multiplying the closing price of Union Common Stock on such dates by the Exchange Ratio (5.5).

           BECAUSE THE MARKET PRICE OF UNION COMMON STOCK IS SUBJECT TO FLUCTUATION AND WILL LIKELY CHANGE PRIOR TO THE EFFECTIVE DATE, THE MARKET VALUE OF UNION COMMON STOCK THAT KING GEORGE SHAREHOLDERS WILL RECEIVE PURSUANT TO THE AFFILIATION MAY INCREASE OR DECREASE PRIOR TO THE EFFECTIVE DATE. KING GEORGE SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR UNION COMMON STOCK.

           THERE CAN BE NO ASSURANCE AS TO THE MARKET OR TRADING VALUE OF UNION COMMON STOCK AT THE EFFECTIVE DATE OR AT ANY TIME THEREAFTER.

UNION'S ACQUISITION STRATEGY

           Management believes there are additional opportunities to acquire financial institutions or to acquire assets and deposits that will allow Union to enter new markets or increase market share in existing markets. Management intends to pursue acquisition opportunities in strategic markets where its managerial, operational and capital resources will enhance the performance of acquired institutions and may, after the date of this Proxy Statement/Prospectus, enter into agreements to acquire one or more financial institutions. See "Business of Union - Union's Acquisition Program."

                       COMPARATIVE PER SHARE INFORMATION

           The table below presents selected comparative unaudited per share information (i) for Union on a historical basis and on a pro forma combined basis assuming the Affiliation had been effective during the periods presented and accounted for as a pooling of interests and (ii) for King George on a historical basis and on a pro forma equivalent basis. The information shown below should be read in conjunction with the historical consolidated financial statements of Union and King George and the respective notes thereto that are included elsewhere herein or incorporated herein by reference. Results for Union and King George for the three months ended March 31, 1996 are not necessarily indicative of results to be expected for their entire fiscal years, nor are pro forma amounts necessarily indicative of results that will be attained on a combined basis.


                                                                       THREE MONTHS                     YEAR ENDED
                                                                      ENDED MARCH 31,                  DECEMBER 31,
                                                                                        ------------------------------------------
                                                                            1996            1995           1994          1993
                                                                            ----            ----           ----          ----
PER COMMON SHARE:
NET INCOME:
    King George-historical..................................             $   3.37       $   10.11       $    8.76       $    7.23
    Union-historical........................................                  .51            1.91            1.93            1.58
    Pro forma combined......................................                  .52            1.91            1.90            1.56
    King George pro forma equivalent (1)....................                 2.86           10.51           10.45            8.58

CASH DIVIDENDS DECLARED:
    King George-historical..................................             $      -       $    2.30            2.25       $    2.20
    Union-historical........................................                    -             .56             .52             .45
    Pro forma combined......................................                    -             .56             .52             .45
    King George pro forma equivalent (1)....................                    -            3.08            2.86            2.48



                                                                         MARCH 31,        DECEMBER 31,
                                                                            1996              1995
                                                                            ----              ----
BOOK VALUE:
    King George-historical..................................             $  90.60         $   87.81
    Union-historical........................................                15.34             15.00
    Pro forma combined......................................                15.43             15.15
    King George pro forma equivalent (1)....................                84.87             83.33
           ..........


(1) King George pro forma equivalent amounts represent Union's pro forma combined information multiplied by the Exchange Ratio of 5.5 shares of Union Common Stock for each share of King George Common Stock.

                              RECENT FINANCIAL DATA

         Union. For the three months ended June 30, 1996, net income for Union was $1.8 million or $.55 per share, compared to $1.4 million or $.44 per share for the same period in 1995. For the six months ended June 30, 1996, net income for Union increased to $3.5 million or $1.06 per share, from $3.0 million or $.92 per share for the comparable period in 1995. At June 30, 1996 and 1995, Union had total assets of $481.7 and $433.6 million, respectively. Total loans were $313.5 million at June 30, 1996, compared to $275.9 million at June 30, 1995. Deposits at June 30, 1996, increased to $386.9 million, up from $359.2 million at June 30, 1995.

         Total nonperforming assets, which consist of nonaccrual loans, restructured loans and foreclosed properties, were $4.5 million at June 30, 1996, an increase of $572,000 (14.7%) from December 31, 1995. The
[decrease/increase] in nonperforming assets increased the ratio of nonperforming assets to period end loans and foreclosed properties to 1.40% at June 30, 1996 from 1.31% at December 31, 1995. Nonperforming assets at June 30, 1996 include over $3.7 million in foreclosed properties on which management anticipates no additional losses. The provision for loan losses during the first six months of 1996 was $231,000, down from $300,000 for the first six months of 1995. At June 30, 1996, the ratio of the allowance for loan losses to period end loans was 1.28%, compared to 1.39% at June 30, 1995.

         King George. For the three months ended June 30, 1996, net income for King George was $409,890 or $8.19 per share compared to $126,805 or $2.54 per share for the same period in 1995. Of this increase, $261,815 was attributed to a matured life insurance policy. For the six months ended June 30, 1996, net income for King George increased to $578,489 or $11.56 per share, from $249,441 or $4.99 per share for the comparable period in 1995. At June 30, 1996 and 1995, King George had total assets of $49.6 and $47.7 million, respectively. Total loans were $32.8 million at June 30, 1996, compared to $32.7 million at June 30, 1995. Deposits at June 30, 1996, increased to $43.8 million, up from $42.7 million at June 30, 1995.

         Total nonperforming assets, which consist of nonaccrual loans, restructured loans and foreclosed properties, were $386,228 at June 30, 1996, a decrease of $19,022 (4.79%) from December 31, 1995. The decrease in nonperforming assets helped improve the ratio of nonperforming assets to period end loans and foreclosed properties to 1.18% at June 30, 1996 from 1.23% at December 31, 1995. The provision for loan losses during the first six months of 1996 was $90,000, down from $178,000 for the first six months of 1995. At June 30, 1996, the ratio of the allowance for loan losses to period end loans was
 .99% compared to 1.55% at June 30, 1995.

         The following tables set forth certain unaudited financial data for Union and King George. In the opinion of the respective managements of Union and King George, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of such unaudited periods have been included.

                    Union Bankshares Corporation (Historical)

                                                      Three Months Ended                      Six Months Ended
                                                           June 30,                               June 30,
                                                          (Unaudited)                           (Unaudited)
                                              ------------------------------------   -----------------------------------
                                                    1996               1995                1996                1995
                                                    ----               ----                ----                ----
                                                               (In thousands, except per share data)
Income Data
   Interest income.....................            $  9,083           $  8,459          $  18,137           $   16,647
   Interest expense....................               4,384              4,002              8,702                7,624
   Net interest income.................               4,699              4,457              9,435                9,023
   Provision for loan losses...........                 150                150                231                  300
   Noninterest income..................                 866                577              1,425                1,042
   Noninterest expense.................               3,104              3,038              6,170                5,902
   Income taxes........................                 513                404                984                  873
                                                   --------           --------          ---------           ----------
   Net income..........................            $  1,798           $  1,442          $   3,475           $    2,990
                                                   ========           ========          =========           ==========

Per Share Data
   Net income..........................            $    .55           $    .44           $   1.06           $      .92
   Cash dividend.......................                 .30                .28                .30                  .28
   Book value, end of period...........               15.49              14.08              15.49                14.08

Performance Ratios (1)
   Return on average assets............                1.51%              1.36%              1.48%                1.42%
   Return on average equity............               14.26              13.22              13.90                14.01



                                                                                June 30,
                                                                              (Unaudited)
                                                                    ---------------------------------
                                                                        1996                1995
                                                                        ----                ----
                                                                             (In thousands)
Period End Balances
   Assets..............................                               $  481,687          $  433,558
   Loans, net of unearned income.......                                  313,490             275,898
   Securities..........................                                  127,918             121,415
   Deposits............................                                  386,882             359,223
   Shareholders' equity................                                   50,977              46,029

(1)  Annualized based on the six months ended June 30, 1996 and 1995.



                    King George State Bank, Inc. (Historical)


                                                      Three Months Ended                      Six Months Ended
                                                           June 30,                               June 30,
                                                          (Unaudited)                           (Unaudited)
                                              ------------------------------------   ----------------------------------- --
                                                    1996               1995                1996                1995
                                                    ----               ----                ----                ----
                                                                (In thousands, except per share data)
Income Data
   Interest income.....................             $   935            $   910             $  1,853            $  1,767
   Interest expense....................                 407                391                  817                 775
   Net interest income.................                 528                519                1,036                 992
   Provision for loan losses...........                  40                108                   90                 178
   Noninterest income..................                 304                 47                  348                  97
   Noninterest expense.................                 310                297                  584                 582
   Income taxes........................                  73                 35                  132                  80
                                                    -------            -------             --------            --------
   Net income..........................             $   409            $   126             $    578            $    249
                                                    =======            =======             ========            ========

Per Share Data
   Net income..........................             $  8.19            $  2.54             $  11.56            $   4.99
   Cash dividend.......................                2.35               2.30                 2.35                2.30
   Book value, end of period...........               96.02              82.38                96.02               82.38

Performance Ratios (1)
   Return on average assets............                3.42%              1.06%                2.41%               1.01%
   Return on average equity............               36.75              12.56                25.96               12.00



                                                                               June 30,
                                                                              (Unaudited)
                                                                    --------------------------------
                                                                        1996                1995
                                                                        ----                ----
                                                                             (In thousands)
Period End Balances
   Assets..............................                                $  49,559           $  47,694
   Loans, net of unearned income.......                                   32,837              32,750
   Securities..........................                                    9,737              10,314
   Deposits............................                                   43,813              42,738
   Shareholders' equity................                                    4,801               4,119

(1)      Annualized based on the six months ended June 30, 1996 and 1995.



                            SELECTED FINANCIAL DATA

           The following tables present selected historical financial information for Union and King George and selected combined pro forma financial information for Union and King George. This information is derived from and should be read in conjunction with the historical consolidated financial statements of Union and King George and the respective notes thereto included elsewhere in the Proxy Statement/Prospectus or in documents incorporated herein by reference. See "Incorporation of Certain Information by Reference." All adjustments necessary for a fair presentation of results of interim periods of Union and King George (which adjustments were of a normal recurring nature), in the opinion of the respective management's of Union and King George, have been included. Results for Union and King George for the three months ended March 31, 1996 and 1995, are not necessarily indicative of the results to be expected for their entire fiscal years.

           The selected combined pro forma financial information showing the combined results of Union and King George is provided for informational purposes only. It is not necessarily indicative of actual results that would have been achieved had the Affiliation been consummated on the dates at the beginning of the periods presented, nor is it necessarily indicative of future results. For additional pro forma information, see "Pro Forma Condensed Financial Information

                   UNION BANKSHARES CORPORATION (HISTORICAL)

                                         THREE MONTHS ENDED
                                             MARCH 31,
                                           (UNAUDITED)                        YEAR ENDED DECEMBER 31,
                                    -------------------------    -------------------------------------------------------------------
                                       1996          1995          1995          1994          1993         1992          1991
                                       ----          ----          ----          ----          ----         ----          ----
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME DATA
   Interest income................  $    9,054    $    8,189    $   34,470    $   28,612    $   26,994    $   27,812    $   29,357
   Interest expense...............       4,318         3,622        16,282        11,709        11,339        13,238        17,000
                                    ----------    ----------    ----------    ----------    ----------    ----------    ----------
   Net interest income............       4,736         4,567        18,188        16,903        15,655        14,574        12,357
   Provision for loan losses......          81           150           574           597         1,220         1,556         1,551
   Other income...................         559           465         2,442         2,774         1,895         1,951         1,830
   Other expenses.................       3,065         2,864        11,899        11,031         9,875         8,781         7,787
   Income taxes...................         471           469         1,910         1,774         1,301         1,414           949
                                    ----------    ----------    ----------    ----------    ----------    ----------    ----------
   Net income.....................  $    1,678    $    1,549    $    6,247    $    6,275    $    5,154    $    4,774    $    3,900
                                    ==========    ==========    ==========    ==========    ==========    ==========    ==========

PER SHARE DATA
   Net income.....................  $     0.51    $     0.47    $     1.91    $     1.93    $     1.58    $     1.47    $     1.20
   Cash dividends.................           -             -           .56           .52           .45           .40           .36
   Book value, end of period......       15.33         15.10         15.00         13.25         12.02         10.89          9.82
   Average shares outstanding.....   3,286,970     3,264,118     3,268,033     3,258,035     3,255,630     3,255,630     3,255,630

PERIOD END BALANCES
   Assets.........................  $  470,943    $  423,697    $  458,713    $  414,879    $  377,841    $  351,330    $  331,413
   Loans, net of unearned income       304,265       268,389       294,133       264,799       229,025       220,989       211,443
   Securities.....................     129,435       119,946       132,083       119,109       118,582        96,409        89,232
   Deposits.......................     385,089       353,524       374,351       347,032       325,556       303,927       286,493
   Shareholders' equity...........      50,417        45,099        49,292        43,239        39,146        35,457        31,978

PERFORMANCE RATIOS (1)
   Return on average assets.......        1.45%         1.50%         1.43%         1.62%         1.42%         1.41%         1.24%
   Return on average equity.......       13.53         14.23         13.58         15.38         13.86         14.00         12.62

(1)   Annualized for the three months ended March 31, 1996 and 1995.

                   KING GEORGE STATE BANK, INC. (HISTORICAL)



                                            THREE MONTHS ENDED
                                                 MARCH 31,
                                                (UNAUDITED)                               YEAR ENDED DECEMBER 31,
                                      ------------------------      ----------------------------------------------------------------
                                           1996         1995         1995          1994          1993         1992         1991
                                           ----         ----         ----          ----          ----         ----         ----
                                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


INCOME DATA
   Interest income....................  $   921       $   859      $ 3,613       $ 3,315       $ 3,403      $ 3,622      $ 3,835
   Interest expense...................      410           384        1,573         1,380         1,670        1,848        2,175
                                        -------       -------      -------       -------       -------      -------      -------
   Net interest income................      511           475        2,040         1,935         1,733        1,774        1,660
   Provision for loan losses..........       50            70          403           505           351          498          620
   Other income.......................       43            41          176           176           166          154          203
   Other expenses.....................      276           286        1,138         1,042           959          957          894
   Income taxes.......................       59            45          169           126           228          151          119
                                        -------       -------      -------       -------       -------      -------      -------
   Net income.........................  $   169       $   115      $   506       $   438       $   361      $   322      $   230
                                        =======       =======      =======       =======       =======      =======      =======

PER SHARE DATA
   Net income.........................  $  3.37       $  2.29      $ 10.11       $  8.76       $  7.23      $  6.44      $  4.59
   Cash dividends.....................        -             -         2.30          2.25          2.20         2.10         2.10
   Book value, end of period..........    90.60         82.15        87.81         79.86         73.35        68.32        63.98
   Average shares outstanding.........   50,000        50,000       50,000        50,000        50,000       50,000       50,000

PERIOD END BALANCES
   Assets.............................  $48,293       $47,782      $46,661       $48,001       $46,741      $44,348      $39,349
   Loans, net of unearned income......   33,161        32,325       32,999        30,966        29,444       26,994       30,008
   Securities.........................    9,743        12,331        9,450        12,831        11,487        5,331        2,510
   Deposits...........................   42,822        42,832       41,403        43,200        42,377       40,207       35,307
   Shareholders' equity...............    4,530         4,108        4,390         3,993         3,668        3,416        3,199

PERFORMANCE RATIOS  (1)
   Return on average assets...........     1.39%          .96%        1.07%          .93%          .77%         .72%         .71%
   Return on average equity...........    14.92         11.19        11.97         11.31          9.89         9.42         8.38




(1)   Annualized for the three months ended March 31, 1996 and 1995.

                        SUMMARY PRO FORMA FINANCIAL DATA
         UNION BANKSHARES CORPORATION AND KING GEORGE STATE BANK, INC.



                                      THREE MONTHS ENDED
                                           MARCH 31,
                                          (UNAUDITED)                                        YEAR ENDED DECEMBER 31,
                                   ------------------------     --------------------------------------------------------------------
                                       1996          1995           1995            1994       1993           1992          1991
                                       ----          ----           ----            ----       ----           ----          ----
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME DATA
   Interest income...............  $    9,975    $    9,048     $   38,083     $   31,927   $   30,397    $   31,434    $   33,192
   Interest expense..............       4,728         4,006         17,855         13,089       13,009        15,086        19,175
                                   ----------    ----------     ----------     ----------   ----------    ----------    ----------
   Net interest income...........       5,247         5,042         20,228         18,838       17,388        16,348        14,017
   Provision for loan losses.....         131           220            977          1,102        1,571         2,054         2,171
   Other income..................         602           506          2,618          2,950        2,061         2,105         2,033
   Other expenses................       3,341         3,150         13,037         12,073       10,834         9,738         8,681
   Income taxes..................         530           514          2,079          1,900        1,529         1,565         1,068
                                  -----------    ----------     ----------     ----------   ----------    ----------    ----------
   Net income....................  $    1,847    $    1,664     $    6,753     $    6,713   $    5,515    $    5,096    $    4,130
                                   ==========    ==========     ==========     ==========   ==========    ==========    ==========

PER SHARE DATA
   Net income....................       $0.52         $0.47          $1.91          $1.90        $1.56         $1.44         $1.17
   Cash dividends................           -             -           0.55           0.51         0.45          0.40          0.36
   Book value, end of period.....       15.43         13.90          15.15          13.37        12.13         11.01          9.96
   Average shares outstanding....   3,561,970     3,539,118      3,543,033      3,533,035    3,530,630     3,530,630     3,530,630

PERIOD END BALANCES
   Assets........................  $  519,236    $  471,479     $  505,374     $  462,880   $  424,582    $  395,678    $  370,762
   Loans, net of unearned income.     337,095       300,317        326,829        295,389      258,063       247,421       240,929
   Securities....................     139,178       132,277        141,533        131,940      130,069       101,740        91,742
   Deposits......................     427,911       396,357        415,755        390,232      367,933       344,134       321,800
   Shareholders' equity..........      54,947        49,207         53,682         47,232       42,814        38,873        35,177
PERFORMANCE RATIOS  (1)
   Return on average assets......        1.44%         1.44%          1.39%          1.55%        1.35%         1.33%         1.19%
   Return on average equity......       13.65         13.97          13.44          15.03        13.51         13.58         12.27




(1)   Annualized for the three months ended March 31, 1996 and 1995.

                        THE KING GEORGE SPECIAL MEETING

DATE, PLACE AND TIME

           The Special Meeting will be held at the Main Office of King George located at 10045 Kings Highway, King George, Virginia 22485 on Tuesday, August 20, 1996 at 7:00 p.m.


RECORD DATE

           Only shareholders of record at the close of business on July 9, 1996, (the "Record Date") are entitled to notice of and to vote at the Special Meeting or any adjournment thereof. At the close of business on the Record Date, there were 50,000 shares of King George Common Stock outstanding, held by 244 shareholders of record.


VOTE REQUIRED

           Each share of King George Common Stock outstanding on the Record Date entitles the holder to cast one vote upon each matter properly submitted at the Special Meeting. The affirmative vote of the holders of more than two-thirds of the shares of King George Common Stock outstanding as of the Record Date, in person or by proxy, is required to approve the Agreement.

           As of the Record Date, directors and executive officers of King George and their affiliates beneficially owned an aggregate of 11,992 shares of King George Common Stock, or 24.0% of the shares of King George Common Stock outstanding on such date. Directors and executive officers of King George have indicated their intention to vote their shares of King George Common Stock in favor of the Affiliation.

           A FAILURE TO VOTE, EITHER BY NOT RETURNING THE ENCLOSED PROXY OR BY CHECKING THE "ABSTAIN" BOX THEREON, AND BROKER "NON-VOTES" WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE AGREEMENT.

VOTING AND REVOCATION OF PROXIES.

           Shareholders of King George are requested to complete, date and sign the accompanying form of proxy and return it promptly to King George in the enclosed envelope. If a proxy is properly executed and returned in time for voting, it will be voted as indicated thereon. IF A PROXY IS SIGNED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, SHARES OF KING GEORGE COMMON STOCK REPRESENTED BY THE PROXY WILL BE VOTED FOR THE AGREEMENT.

     A proxy may be revoked at any time before it is voted by giving written notice of revocation to King George by executing and delivering a substitute proxy to King George or by attending the Special Meeting and voting in person. If a King George shareholder desires to revoke a proxy by written notice, such notice should be mailed for receipt or delivered, on or prior to the meeting date, to Homer L. Hite, President, King George State Bank, Inc., 10045 Kings Highway, King George, Virginia 22485.

           If a sufficient number of signed proxies enabling the persons named as proxies to vote in favor of the Affiliation are not received by King George by the time scheduled for the Special Meeting, the persons named as proxies may propose one or more adjournments of a meeting to permit continued solicitation of proxies with respect to such approval. If an adjournment is proposed, unless contrary instructions are contained in the proxy, the persons named as proxies will vote in favor of such adjournment those proxies which are entitled to be voted in favor of the Affiliation and against such adjournment those proxies containing instructions to vote against approval of the Affiliation. Adjournment of the meetings will be proposed only if the Board Directors of King George believes that additional time to solicit proxies might permit the receipt of sufficient votes to approve the Affiliation. It is anticipated that any such adjournment would be for a relatively short period of time, but in no event for more than 120 days. Any shareholder may revoke such shareholder's proxy during any period of adjournment in the manner described above.

SOLICITATION OF PROXIES

           King George will bear the costs of its solicitation of proxies. Solicitations may be made by mail, telephone, telegraph or personally by directors, officers and employees at King George, none of whom will receive additional compensation for performing such services. Union shall pay all of the expenses of printing and mailing the Proxy Statement/Prospectus.

RECOMMENDATION

           The Board of Directors of King George has unanimously approved the Agreement and believes that the proposed transaction is fair to and in the best interests of King George and its shareholders. The Board of Directors of King George unanimously recommends that King George shareholders VOTE FOR approval of the Agreement.

           In making its recommendation, the Board of Directors of King George has considered, among other things, the opinion of Scott & Stringfellow that Union's proposal is fair to King George shareholders from a financial point of view. See "The Affiliation - Opinion of Financial Advisor."

                                THE AFFILIATION

           The following is a summary description of the material terms of the Affiliation, and is qualified in its entirety by reference to the Agreement which is attached as Appendix I hereto. All holders of King George Common Stock are urged to read the Agreement in its entirety.

BACKGROUND OF AND REASONS FOR THE AFFILIATION

     In early 1995, Mr. Hite had informal discussions with Scott & Stringfellow, a Richmond based investment banking firm which he knew to have expertise regarding the evaluation of affiliations between financial institutions. In March 1995, as part of an evaluation of King George's long range planning, Mr. Hite's accepted Scott & Stringfellow's offer to provide an analysis of some area financial institutions to determine a strategy for evaluating any affiliation or purchase offer that might come to King George in the future. Mr. Hite explained that King George would be interested only in becoming a part of an organization which shared its philosophy of high quality community banking and improved stock liquidity for shareholders. At that time, Scott & Stringfellow began and pursued a comprehensive review of possible affiliation candidates in the state, making some general recommendations to Mr. Hite in October 1995.

     During the same period that Mr. Hite was making inquiries with Scott & Stringfellow, Mr. E. Peyton Motley, Executive Vice President of Union and President of Northern Neck Bank, wrote a letter dated May 3, 1995 to Mr. Hite explaining that Northern Neck had taken an option on a parcel of land in King George County with the intent of establishing a branch. In the letter, Mr. Motley indicated that Union would be willing to commence discussions to determine if there was any interest in an affiliation between the two organizations. The directors of King George were advised of the letter on May 16, 1995. Mr. Morris, Chairman of the King George Board, and Mr. Hite were authorized to pursue preliminary discussions with Union.

           Additional discussion ensued and on January 11, 1996, Scott & Stringfellow met with the directors of King George to review the analysis of Union as a potential affiliation candidate.

     On February 8, 1996, Mr. Hite received a letter from Mr. G. William Beale, President and Chief Executive Officer of Union, formally indicating Union's interest in affiliating with King George through a tax free stock exchange whereby King George would become a wholly-owned subsidiary of Union. Mr. Hite indicated that he would present the terms to his board for consideration. On February 14, 1996, Scott & Stringfellow met again with the directors of King George to discuss a preliminary offer of affiliation with Union (the "Affiliation"). The directors agreed upon an exchange rate and Scott & Stringfellow was instructed to convey that rate to Union. On March 11, 1996, Mr. Hite and counsel to King George met with Messrs. Beale and Motley and counsel to Union to negotiate the terms of a definitive agreement (the "Agreement"). The Agreement was completed and unanimously approved by the Board of Directors of King George on March 12, 1996. The Agreement was executed on the evening of March 12, 1996, and a public announcement regarding the transaction was made the following morning.

           The Board of King George relied upon the advice of Scott & Stringfellow in analyzing the Affiliation and recommending the Agreement to the King George shareholders. Scott & Stringfellow determined that the Affiliation is fair to the King George shareholders, from a financial point of view. See "Opinion of Financial Advisor" below for a more detailed analysis of the Affiliation from the point of view of King George's financial advisor.

           In deciding to enter into the Agreement with Union, the King George Board considered a number of factors, but it did not assign any relative or specific weight to the factors considered. The factors considered included the following: the price offered was approximately 50% higher than the trading price per share of King George Common Stock prior to the offer and represented a significant multiple of both the book value and earnings per share of King George Common Stock; Union Common Stock is traded on the NASDAQ National Market and would provide a more liquid investment vehicle for King George shareholders; Union pays a higher dividend yield than King George; Union has an excellent reputation for effective management of its financial institutions and a history of favorable and consistent financial results; King George would be permitted to designate a representative to serve on the Union Board; the market area of Union is much broader and more diverse that King George's, thus reducing the risks associated with operating primarily in a single market such as King George County; Union indicated that King George would retain a substantial amount of autonomy in its operations; the Affiliation will provide King George with greater resources and a wider variety of products; and the transaction would be substantially tax-free to King George shareholders to the extent they receive Union Common Stock in exchange for their shares of King George Common Stock. In summation, the King George Board believes that the banking industry will experience significant changes in the next few years, and a larger institution with a management philosophy similar to King George's (and Union's) will be better equipped to adjust to this fast-changing and competitive industry.

           Pursuant to the Agreement, the officers, and employees of King George will not change as a result of the Affiliation. Union, as the sole shareholder of King George after the Effective Date, will have the power to elect the directors of King George.

           Based on the factors described above, the Board of Directors of King George unanimously approved the Agreement, because it determined that the Affiliation was in the best interests of King George and its shareholders. The King George directors have all committed to vote the King George shares under their control in favor of the Affiliation to the extent of their fiduciary duty and to encourage other King George shareholders to do likewise.

           THE KING GEORGE DIRECTORS UNANIMOUSLY RECOMMEND THAT THE KING GEORGE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AGREEMENT.

OPINION OF FINANCIAL ADVISOR

           The King George Board of Directors retained the investment banking firm of Scott & Stringfellow to evaluate the financial terms of the Affiliation, and Scott & Stringfellow has rendered its opinion to the Board of Directors of King George that the terms of the Affiliation are fair from a financial point of view. In developing its opinion, Scott & Stringfellow reviewed and analyzed: (1) the Affiliation Agreement; (2) the Registration Statement; (3) King George's audited financial statements for the three years ended December 31, 1995; (4) King George's unaudited financial statements for the three months ended March 31, 1996 and 1995, and other internal information relating to King George prepared by King George's management; (5) information regarding the trading markets for King George Common Stock and Union Common Stock and the price ranges within which the respective stocks have traded; (6) the relationship of prices paid to relevant financial data such as net worth, earnings, deposits and assets in certain bank and bank holding company mergers and acquisitions in Virginia in recent years; (7) Union's annual reports to stockholders and its financial statements for the three years ended December 31, 1995; and (8) Union's unaudited financial statements for the three months ended March 31, 1996 and 1995 and other internal information relating to Union prepared by Union's management. Scott & Stringfellow has discussed with members of King George's and Union's management the background of the Affiliation, the reasons and basis for the Affiliation, and the business and future prospects of King George and Union individually and as combined entity. No instructions or limitations were given or imposed in connection with the scope of or the examination or investigations made by Scott & Stringfellow in arriving at its findings. Finally, Scott & Stringfellow has conducted such other studies, analysis and investigations particularly of the banking industry, and considered such other information as it deemed appropriate, the material portion of which is described below. A copy of Scott & Stringfellow's opinion, which sets forth the assumptions made, matters considered and qualifications made on the review undertaken, is attached as Appendix II hereto and should be read in its entirety.

           Scott & Stringfellow evaluated the financial terms of the transaction using standard valuation methods, including discounted cash flow analysis, market comparable analysis, comparable acquisition analysis, and dilution analysis.

           Discounted Cash Flow Analysis. Scott & Stringfellow performed a discounted cash flow analysis under various projections to estimate the fair market value of King George Common Stock. Among other things, Scott & Stringfellow considered a range of asset and earnings growth for King George of between 3% and 5% and required equity capital level of 8.00% assets. A range of discount rates from 12% to 14% were applied to the cash flows resulting from the projections during the first five years and the residual values. The residual values were estimated by capitalizing the projected final year earnings by the discount rates, less the projected long-term growth rate of King George's earnings. The discount rates, growth rates and capital levels were chosen based on what Scott & Stringfellow, in its judgment, considered to be appropriate taking into account, among other things, King George's past and current financial performance and condition, the general level of inflation, rates of return for fixed income and equity securities in the marketplace generally and particularly in the banking industry. The discounted cash flow analysis indicated a reference range of $112.36 to $137.49 per share for King George Common Stock. These values compare to the value of $148.50 per share of consideration for each share of King George Common Stock. Accordingly, the present value of King George Common Stock was calculated at less than the value of the consideration to be received from Union pursuant to the Affiliation Agreement.

           Comparable Acquisition Analysis. Scott & Stringfellow compared the relationship of prices paid to relevant financial data such as tangible net worth, assets, deposits and earnings in 17 bank and bank holding company mergers and acquisitions in Virginia since January 1, 1993, representing all such transactions known to Scott & Stringfellow to have occurred during this period involving bank and bank holding companies in Virginia, with the proposed Affiliation and found the consideration to be received by King George's shareholders from Union to be within the relevant pricing ranges acceptable for such recent transactions. Specifically, based upon the most recent transactions either closed or announced in Virginia since January 1, 1993, other than the Affiliation, the average price to tangible book value in these transactions was
2.07 times, compared with 1.64 times for the Affiliation, the average price to earnings ratio was 19.7 times, compared to 13.3 times for the Affiliation, the average deal price to deposits was 19.7%, compared with 17.3% for the Affiliation, and the average deal price to assets was 17.5%, compared with 15.4% for the Affiliation. For purposes of computing the information with respect to the Affiliation, $148.50 per share of consideration for each share of King George Common Stock was used.

           Analysis of Union and Virginia Bank Group. Scott & Stringfellow analyzed the performance and financial condition of Union relative to the Virginia Bank Group, which includes the following Virginia based financial institutions: Crestar Financial Corporation, Central Fidelity Banks, Inc., Central Virginia Bankshares, F&M National Corporation, First Patriot Bankshares Corp., First Virginia Banks, Inc., George Mason Bankshares, Inc., Jefferson Bankshares, Inc., James River Bankshares, Inc., MainStreet BankGroup Inc., Premier Bankshares Corporation, and Signet Banking Corporation. Among the financial information compared was information relating to tangible equity to assets, loans to deposits, net interest margin, nonperforming assets, total assets, non-accrual loans, and efficiency ratio, as well as a comparison of common stock liquidity. Additional information compared for the period ended March 31, 1996, was (i) price to tangible book value ratio which was 1.74x for Union, compared to an average of 1.79x for the Virginia Bank Group, (ii) price to earnings ratio which was 13.6x for Union, compared to an average of 13.1x for the Virginia Bank Group, (iii) return on assets which was 1.4% for Union, compared to an average of 1.2% for the Virginia Bank Group, (iv) return on equity which was 13.6% for Union, compared to an average of 13.3% for the Virginia Bank Group, and (v) a dividend yield of 2.3% for Union, compared to an average of 3.2% for the Virginia Bank Group. Overall, in the opinion of Scott & Stringfellow, Union's operating performance, financial condition, and liquidity for its Common Stock were comparable to the Virginia Bank Group average and Union's market value was reasonable when compared to the Virginia Bank Group. Accordingly, King George stockholders shall receive Union Common Stock that is reasonably valued when compared to the Virginia Bank Group.

           Dilution Analysis. Based upon publicly available financial information on King George and Union, Scott & Stringfellow considered the effect of the transaction on the book value, earnings, and market value of King George and Union. The immediate effect on Union -- assuming minimal cost savings of 10% of King George's non-interest expense -- was to increase earnings by $.03 per share or 1.4% and to increase book value by $.09 or 0.6%. The effect on King George under the same assumptions is to decrease earnings $.38 per share or 3.4%, to decrease book value by $5.67 per share or 6.3%, to increase dividends by $.78 or 33.9%, and to increase the March 12, 1996 market value of King George of $78.00 per share to $148.50. This dilution analysis does not take into account the longer term benefits for the combined companies resulting from the combination. Scott & Stringfellow concluded from this analysis that the transaction would have a significant positive effect on King George and the King George shareholders in that, historical dividends per share of Union Common Stock to be received by the King George stockholders, after giving effect to the Exchange Ratio, would represent a substantial increase in the historical dividends per share of King George Common Stock, although there can be no assurance that pro forma amounts are indicative of future results. See "Comparative Per Share Information."

           The summary set forth above includes the material factors considered, but does not purport to be a complete description of the presentation by Scott & Stringfellow to the King George Board or of the analyses performed by Scott & Stringfellow. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized above, Scott & Stringfellow believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the process underlying the preparation of its opinion. As a whole, these various analyses, contributed to Scott & Stringfellow's opinion that the terms of the Affiliation are fair from a financial point of view to King George shareholders.

           Scott & Stringfellow is a full service investment banking and brokerage firm headquartered in Richmond, Virginia, that provides a broad array of services to corporations, financial institutions and state and local governments. The Financial Institutions Group of Scott & Stringfellow actively works with financial institutions in Maryland, Virginia, North Carolina, the District of Columbia, and West Virginia on these and other matters. As part of its investment banking practice, it is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, and secondary distribution of listed and unlisted securities. Scott & Stringfellow was selected by the King George Board based upon its expertise and reputation in providing valuation and merger and acquisition and advisory services to financial institutions.

           In the ordinary course of business, Scott & Stringfellow makes a market in Union Common Stock and trades such securities for its own account and for the accounts of its customers.

           In exchange for its services, Scott & Stringfellow will receive from King George on the Effective Date of the Affiliation a fee of approximately $50,000.

TERMS OF THE AFFILIATION

           The Affiliation provides for the exchange of each outstanding share of King George Common Stock for Union Common Stock. Union will then serve as the parent bank holding company for King

George, which will continue to carry on its banking business in substantially the same manner as before the Affiliation.

           At the effective date of the Affiliation, each outstanding share of King George Common Stock will be exchanged for 5.5 shares of Union Common Stock (the "Exchange Ratio"), and cash in lieu of any fractional shares. Cash (without interest) will be paid to King George shareholders in lieu of the issuance of any fractional shares in an amount equal to the fraction of a share of Union Common Stock to which such shareholder would otherwise be entitled multiplied by the average of the closing prices of Union Common Stock as reported on the Nasdaq National Market during the ten trading days immediately preceding the Effective Date. King George has no right to terminate the Affiliation or to obtain an adjustment in the Exchange Ratio solely as a result of a decrease in the market value of Union Common Stock below a specified level. Similarly, Union has no right to terminate the Affiliation or obtain an adjustment in the Exchange Ratio solely as a result of an increase in the market value of Union Common Stock above a specified level.

           In addition, Mr. Homer L. Hite will be appointed by Union to serve on the Union Board of Directors as soon as practicable after the Affiliation. Mr. Hite will also be appointed as Senior Vice President of Union and will continue to serve as President and Chief Executive Officer of King George. See "The Affiliation - Interests of Certain Persons in the Affiliation."

           Shareholders of King George are entitled to exercise their dissenters' rights with respect to the Affiliation. See "The Affiliation - Rights of Dissenting Shareholders."

EFFECTIVE DATE

           If the Affiliation is approved by the requisite vote of the shareholders of King George and by the Federal Reserve and the Virginia SCC (see "The Affiliation Regulatory Approvals") and other conditions to the Affiliation are satisfied (or waived to the extent permitted by applicable law), the Affiliation will be consummated and effected at the time a Certificate of Share Exchange is issued by the Virginia SCC pursuant to the Virginia SCA. See "The Affiliation - Representations and Warranties; Conditions to the Affiliation."

           It is anticipated that the Effective Date will occur on or about September 30, 1996.

SURRENDER OF STOCK CERTIFICATES

           As soon as practicable after the Effective Date, Union shall cause Registrar & Transfer Company, acting as the exchange agent (the "Exchange Agent"), to mail to each King George shareholder (other than dissenting shareholders) a letter of transmittal and instructions for use in order to surrender the certificates representing shares of King George Common Stock in exchange for certificates representing shares of Union Common Stock.

           KING GEORGE SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE SUCH INSTRUCTIONS.

           Promptly after surrender of one or more certificates for King George Common Stock, together with a properly completed letter of transmittal, the holder of such certificates will receive a certificate or certificates representing the number of shares of Union Common Stock to which he or she is entitled and, where applicable, a check for the amount payable in cash in lieu of issuing a fractional share. Lost, stolen, mutilated or destroyed certificates will be treated in accordance with the existing procedures of Union.

           Cash (without interest) will be paid to King George shareholders in lieu of the issuance of any fractional shares in an amount equal to the fraction of a share of Union Common Stock to which such shareholder would otherwise be entitled multiplied by the average of the closing prices of Union Common Stock as reported on the Nasdaq National Market during the ten trading days immediately preceding the Effective Date.

           After the Effective Date, King George shareholders will be entitled to vote the number of shares of Union Common Stock into which their King George Common Stock has been converted, regardless of whether they have surrendered their King George certificates. The Agreement provides, however, that no dividend or distribution payable to the holders of record of Union Common Stock at or as of any time after the Effective Date will be paid to the holder of any King George certificate until such holder physically surrenders such certificate, promptly after which time all such dividends or distributions will be paid (without interest).

CONDITIONS TO THE AFFILIATION

           The obligations of Union and King George to consummate the Affiliation are subject to the following conditions, among, others: approval and adoption of the Agreement by the requisite shareholder vote; receipt of all necessary regulatory approvals not conditioned or restricted in a manner that, in the judgment of the Boards of Directors of Union or King George, materially adversely affects the economic or business benefits of the Affiliation so as to render inadvisable consummation of the Affiliation; the absence of certain actual or threatened proceedings before a court or other governmental body relating to the Affiliation; receipt of a current fairness opinion from Scott & Stringfellow; and the receipt of an opinion of counsel as to certain Federal income tax consequences of the Affiliation. Also, under the terms of the Agreement, Union agreed that, following the Effective Date, it will indemnify those persons associated with King George and its subsidiaries who are entitled to indemnification as of the effective date of the Affiliation.

           In addition, each party's obligation to effect the Affiliation, unless waived, is subject to performance by the other party of its obligations under the Agreement, the accuracy, in all material respects, of the representations and warranties of the other party contained therein, and the receipt of certain opinions and certificates from the other party.

REGULATORY APPROVALS

           Union's application to acquire King George pursuant to the Affiliation is subject to approval by the Federal Reserve under the BHC Act, which requires that the Federal Reserve take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. The BHC Act prohibits the Federal Reserve from approving the Affiliation if it would result in a monopoly or if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect may be substantially to lessen competition or to tend to create a monopoly, or if it would be in any other manner a restraint of trade, unless the Federal Reserve finds that the anti-competitive effects of the Affiliation are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Affiliation may not be consummated for thirty days after such approval pursuant to federal law in order to provide a period for the Affiliation to be challenged under the antitrust laws. The U.S. Department of Justice may agree to shorten the waiting period to fifteen days.

           The BHC Act provides for the publication of notice and the opportunity for administrative hearings relating to the applications, and it authorizes the regulatory agency to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could substantially delay the regulatory approvals required for consummation of the Affiliation.

           The Affiliation is further subject to the approval of the Bureau of Financial Institutions of the Virginia SCC. To obtain such approval, the Virginia SCC must conclude that the Affiliation will not affect detrimentally the safety or soundness of a Virginia bank.

           As of the date hereof, all regulatory applications have been filed and accepted, but no approvals have been obtained. Although neither Union nor King George know of any reason that any approval should not be granted, there can be no assurance that the required approvals will be obtained, or that any approval will not be conditioned in a manner which makes consummation of the Affiliation, in the judgment of the Board of Directors of Union or King George, inadvisable.

BUSINESS PENDING THE AFFILIATION

           Until consummation of the Affiliation (or termination of the Agreement), King George is obligated to operate its businesses only in the ordinary and usual course, consistent with past practice and to use its best efforts to maintain its business organizations, employees and business relationships and retain the services of its officers and key employees. Until consummation of the Affiliation (or termination of the Agreement) King George may not, without the consent of Union, among other things: (a) declare or pay additional dividends on its capital stock, except for its regular annual cash dividend in an amount not to exceed $2.35 per share; (b) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations regarding any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, King George or any business combination with King George, except where the failure to do so would constitute a breach of the fiduciary or legal obligations of the King George Board of Directors to the shareholders of King George; (c) amend its charter or bylaws; (d) issue any capital stock or effect any stock split or otherwise change its capitalization; or (e) purchase or redeem any of its capital stock.

WAIVER, AMENDMENT AND TERMINATION

           At any time on or prior to the Effective Date, any term or condition of the Affiliation, except for the general conditions set forth in Section 5.1(a) - (d) of the Agreement, may be waived by the party which is entitled to the benefits thereof, without shareholder approval, to the extent permitted under applicable law. The Agreement may be amended at any time prior to the Effective Date by agreement of the parties whether before or after the Special Meeting (except that the Exchange Ratio shall not be changed after approval of the Agreement by the King George shareholders). Any material change in a material term of the Agreement would require a resolicitation of King George's shareholders. Such a material change would include, but not be limited to, a change in the tax consequences to King George's shareholders.

           The Agreement may be terminated by Union or King George, whether before or after the approval of the Agreement by the shareholders: (a) if the other party materially breaches any representation, warranty or agreement which is not properly cured by such breaching party; (b) if the Affiliation is not consummated by December 31, 1996; or (c) if the Federal Reserve or the Virginia SCC have denied approval. The Agreement also may be terminated at any time by the mutual consent of Union and King George. In the event of termination, the Agreement shall become null and void, except that certain provisions thereof relating to expenses and confidentiality of information exchanged between the parties shall survive any such termination.

RESALES OF UNION COMMON STOCK

           All shares of Union Common Stock received by King George shareholders in connection with the Affiliation will be freely transferable, except that Union Common Stock received by persons who are deemed to be "affiliates" of King George for purposes of Rule 145 under the 1933 Act. To the best knowledge of King George and Union, the only persons who may be deemed to be affiliates of King George subject to these limitations are the directors and executive officers of King George.

ACCOUNTING TREATMENT

           It is anticipated that the Affiliation will be accounted for as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, recorded assets and liabilities of Union and King George are carried forward at their previously recorded amounts, income of the combined corporations will include income of Union and King George for the entire fiscal year in which the Affiliation occurs, and the reported income of the separate corporations for prior periods will be combined. No recognition of goodwill in the combination is required of any party to the Affiliation.

           For the Affiliation to qualify as a pooling of interests, it must satisfy a number of conditions including that substantially all of the King George Common Stock be exchanged for Union Common Stock. In the event that any of the conditions to pooling of interests accounting is not satisfied, then the Affiliation would not qualify for pooling of interests accounting treatment, and a condition to the obligation of Union to consummate the Affiliation would not be satisfied. Each of Union and King George have agreed that they will use their respective best efforts to ensure that the Affiliation will qualify for pooling of interests accounting treatment.

INTERESTS OF CERTAIN PERSONS IN THE AFFILIATION

           Certain members of management of King George and the King George Board may be deemed to have interests in the Affiliation in addition to their interests as shareholders of King George generally. These interests include, among others, provisions in the Agreement relating to indemnification of King George directors and officers, directors' and officers' liability insurance, the election or appointment of a member of the King George Board to the Union Board, and certain other employee benefits, as described below. In each case, the King George Board was aware of their potential interests, and considered them, among other matters, in approving the Agreement and the transactions contemplated thereby.

           Directors. Union has agreed to cause Homer L. Hite, a member of the King George Board of Directors, to become a member of the Union Board of Directors as soon as practicable after consummation of the Affiliation. In addition, Mr. Hite will be appointed Senior Vice President of Union. Union currently pays each director $400 for attendance at each Board meeting.

           Indemnification of Directors and Officers. Following the Effective Date, Union has agreed to indemnify the directors and officers of King George who are currently entitled to indemnification from King George to the same extent and on the same conditions as they are entitled to indemnification pursuant to Virginia law and King George's Articles of Incorporation or Bylaws with respect to matters occurring on or prior to the Effective Date. In addition, Union has agreed to use its reasonable best efforts to maintain King George's existing directors' and officers' liability policy, or some other policy providing at least comparable coverage, for a period of three years after the Effective Date.

           Assumption of Homer L. Hite's Employment Agreement. Union has agreed to assume and honor the employment agreement between King George and Homer L. Hite, subject to his agreement that the Affiliation will not constitute a "change of control" of King George. Under the terms of the employment agreement, Mr. Hite would be entitled to receive a cash payment equal to two times his annual base salary (currently $90,000) in the event of a change of control of King George. The employment agreement is renewable on an annual basis on its anniversary date of June 11. The change of control provision was not waived by Mr. Hite with respect to any future change of control of Union.

           Assumption of Salary Continuation Agreements. Union has agreed to assume and honor two salary continuation agreements between King George and Homer L. Hite dated October 15, 1979 and September 1, 1985, respectively. Each agreement is funded by a life insurance policy on the life of Homer L. Hite, and provides for certain amounts to be paid to Mr. Hite upon his retirement, or to Mr. Hite's beneficiaries upon his death while still in the employ of King George.

           Assumption of Deferred Compensation Agreements. Union has also agreed to assume certain deferred compensation agreements between King George and its directors. Such agreements provide for payment of certain monthly sums to certain directors of King George (or designated beneficiaries of such directors), for a period of fifteen years after the death or retirement of such director at age 65. Such agreements may, in King George's discretion, be funded by life insurance policies on the lives of the covered directors. Such agreements are not assignable by the directors for whom such agreements are in place and, by their terms, are not contracts of employment.


           Employees and Benefit Plans. The Agreement provides that the officers and employees of King George will not change as a result of the Affiliation. As soon as administratively practicable following the Affiliation, employees of King George will be entitled to participate in the Union pension, benefit and similar plans on the same terms and conditions as employees of Union. Employees of King George will receive credit for their years of service to King George for participation and vesting purposes only.

CERTAIN FEDERAL INCOME TAX MATTERS

           Union and King George have received an opinion from LeClair Ryan, counsel for Union, to the effect that for federal income tax purposes:

           1. The Affiliation will constitute a reorganization within the meaning of Section 368 of the Code;

           2. No gain or loss will be recognized by Union or King George as a result of the Affiliation;

           3. No gain or loss will be recognized by a King George shareholder to the extent he or she receives Union Common Stock solely in exchange for his King George Common Stock pursuant to the Affiliation;

           4. The tax basis of the Union Common Stock received by each King George shareholder will be the same as the tax basis of the King George stock surrendered in exchange therefor; and

           5. The holding period for each share of Union Common Stock received by each King George shareholder in exchange for King George Common Stock will include the period for which such shareholder held the King George Common Stock exchanged therefore, provided such King George Common Stock is a capital asset in the hands of such holder at the Effective Date.

           The opinion from LeClair Ryan has been filed as an exhibit to the Registration Statement, and receipt of substantially the same opinion as of the Effective Date is a non-waivable condition to consummation of the Affiliation. The opinion from LeClair Ryan is based on, and the opinion to be given at the Effective Date will be based on, certain customary assumptions and representations regarding, among other things, the lack of previous dealings between Union and King George, the existing and future ownership of King George and Union Common Stock and the future business plans of Union.

           Any cash received by shareholders, whether as a result of an exercise of their dissenters' rights or in lieu of the issuance of fractional shares, could result in taxable income to the shareholders. The receipt of such cash generally will be treated as a sale or exchange of the stock resulting in capital gain or loss measured by the difference between the cash received and an allocable portion of the basis of the stock relinquished. The receipt of such cash may be treated as a dividend and taxed as ordinary income in certain limited situations. In the case of cash payments in lieu of fractional shares, however, such payments will be small in amount and not a material concern to King George shareholders.

           The preceding discussion summarizes the material federal income tax consequences of the Affiliation to King George shareholders. It does not discuss all potentially relevant federal income tax matters or consequences to any foreign or other shareholders subject to special tax treatment, nor does it discuss, and no opinion has been requested regarding, any state or local tax consequences of the Affiliation. The tax consequences to any particular shareholder may depend on the shareholder's circumstances. King George shareholders are urged to consult their own tax advisors concerning federal, state and local tax consequences of the Affiliation with respect to their particular tax situation.

RIGHTS OF DISSENTING SHAREHOLDERS

     A shareholder of King George Common Stock who objects to the Affiliation (a "Dissenting Shareholder") and who complies with provisions of Article 15 of Title 13.1 of the Virginia SCA ("Article 15") may demand the right to receive a cash payment, if the Affiliation is consummated, for the fair value of his or her stock immediately before the Effective Date, exclusive of any appreciation or depreciation in anticipation of the Affiliation unless such exclusion would be inequitable. In order to receive payment, a Dissenting Shareholder must deliver to King George before the vote is taken at the Special Meeting a written notice of intent to demand payment for his or her shares if the Affiliation is effectuated (an "Intent to Demand Payment") and must not vote his or her shares in favor of the Affiliation. The Intent to Demand Payment should be delivered to Homer L. Hite, President, King George State Bank, Inc., 10045 Kings Highway, King George, Virginia 22485. A VOTE AGAINST THE AFFILIATION WILL NOT ITSELF CONSTITUTE SUCH WRITTEN NOTICE AND A FAILURE TO VOTE WILL NOT CONSTITUTE A TIMELY WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT.

           A shareholder of record of King George Common Stock may assert dissenters' rights as to fewer than all the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies King George in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. A beneficial shareholder of King George Common Stock may assert dissenters' rights as to shares held on his behalf by a shareholder of record only if (i) he submits to King George the record shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and (ii) he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

           Within 10 days after the Effective Date, King George is required to deliver a notice in writing (a "Dissenter's Notice") to each Dissenting Shareholder who has filed an Intent to Demand Payment and who has not voted such shares in favor of the Affiliation. The Dissenter's Notice shall (i) state where the demand for payment (the "Payment Demand") shall be sent and where and when stock certificates shall be deposited; (ii) supply a form for demanding payment;
(iii) set a date by which King George must receive the Payment Demand; and (iv) be accompanied by a copy of Article 15. A Dissenting Shareholder who is sent a Dissenter's Notice must submit the Payment Demand and deposit his or her stock certificates in accordance with the terms of, and within the time frames set forth in, the Dissenter's Notice. As a part of the Payment Demand, the Dissenting Shareholder must certify whether he or she acquired beneficial ownership of the shares before or after the date of the first public announcement of the terms of the proposed Affiliation (the "Announcement Date"), which was March 13, 1996. King George will specify the Announcement Date in the Dissenter's Notice.

           Except with respect to shares acquired after the Announcement Date, King George shall pay a Dissenting Shareholder the amount King George estimates to be the fair value of his or her shares, plus accrued interest. Such payment shall be made within 30 days of receipt of the Dissenting Shareholder's Payment Demand. As to shares acquired after the Announcement Date, King George is only obligated to estimate the fair value of the shares, plus accrued interest, and to offer to pay this amount to the Dissenting Shareholder conditioned upon the Dissenting Shareholder's agreement to accept it in full satisfaction of his or her claim.

           If a Dissenting Shareholder believes that the amount paid or offered by King George is less than the fair value of his or her shares, or that the interest due is incorrectly calculated, that Dissenting Shareholder may notify King George of his or her own estimate of the fair value of his shares and amount of interest due and demand payment of such estimate (less any amount already received by the Dissenting Shareholder) (the "Estimate and Demand"). The Dissenting Shareholder must notify King George of the Estimate and Demand within 30 days after the date King George makes or offers to make payment to the Dissenting Shareholder.

           Within 60 days after receiving the Estimate and Demand, King George must either commence a proceeding in the appropriate circuit court to determine the fair value of the Dissenting Shareholder's shares and accrued interest, or King George must pay each Dissenting Shareholder whose demand remains unsettled the amount demanded. If a proceeding is commenced, the court must determine all costs of the proceeding and must assess those costs against King George, except that the court may assess costs against all or some of the Dissenting Shareholders to the extent the court finds that the Dissenting Shareholders did not act in good faith in demanding payment of the Estimate and Demand.

           The foregoing discussion is a summary of the material provisions of
Article 15. Shareholders are strongly encouraged to review carefully the full text of Article 15, which is included as Appendix V to this Proxy Statement/Prospectus. The provisions of Article 15 are technical and complex, and a shareholder failing to comply strictly with them may forfeit his or her Dissenting Shareholder's rights. Any shareholder who intends to dissent from the Affiliation should review the full text of those provisions carefully and also should consult with his or her attorney. NO FURTHER NOTICE OF THE EVENTS

GIVING RISE TO DISSENTERS RIGHTS OR ANY STEPS ASSOCIATED THEREWITH WILL BE FURNISHED TO KING GEORGE SHAREHOLDERS, EXCEPT AS INDICATED ABOVE OR OTHERWISE REQUIRED BY LAW.

           Any Dissenting Shareholder who perfects his right to be paid the fair value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for his or her shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Internal Revenue Code. See "The Affiliation - Certain Federal Income Tax Consequences."

CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

           Both Union and King George are corporations subject to the provisions of the Virginia SCA. Shareholders of King George, whose rights are governed by King George's Articles of Incorporation and Bylaws, will, upon consummation of the Affiliation, become shareholders of Union. The rights of the former King George shareholders will then be governed by the Articles of Incorporation and Bylaws of Union.

           There are no material differences between the rights of a King George shareholder under King George's Articles of Incorporation and Bylaws, on the one hand, and the rights of an Union shareholder under the Articles of Incorporation and Bylaws of Union, on the other hand, except as disclosed in the section "Comparative Rights of Shareholders."

EXPENSES OF THE AFFILIATION

           Whether or not the Affiliation is consummated, King George and Union will pay their own expenses incident to preparing, entering into and carrying out the Agreement, preparing and filing the Registration Statement of which this Proxy Statement/Prospectus is a part, except under circumstances involving willful breaches of certain provisions of the Agreement. In general, the Agreement provides for each party to pay its own expenses in this regard.

           If, however, either party materially breaches the Agreement, that party must pay the costs associated with this transaction incurred by the non-breaching party. If the Agreement is terminated by King George because it is not approved by the King George shareholders, King George must pay 50% of Union's costs in this transaction, provided that the maximum amount that King George may be responsible to Union for shall be limited to $50,000.

           King George and Union have incurred and will continue to incur expenses related to the Affiliation, which expenses include, among other things, legal fees, filing fees, accounting fees, investment banking fees, printing charges and costs of mailing.

                          MARKET PRICES AND DIVIDENDS

MARKET PRICES

           Union Common Stock is traded on the Nasdaq National Market under the symbol "UBSH".

           The following table sets forth the high and low closing sales prices for Union Common Stock as quoted on the Nasdaq National Market for the periods indicated.


                                                        CLOSING SALES PRICES
                                           1996                  1995                       1994
                                    ------------------     ------------------    -------------------
                                      HIGH       LOW         HIGH      LOW          HIGH       LOW
1st Quarter                         $ 27.25    $ 24.50     $ 27.00    $ 22.00    $ 30.00     $ 22.00
2nd Quarter                           27.50      23.50       26.50      22.00      29.00       22.00
3rd Quarter (through July 15, 1996)   27.00      25.75       27.50      23.50      28.00       23.00
4th Quarter.......................                           28.00      24.25      28.00       23.00





           The closing sales price of Union Common Stock on March 12, 1996, the last full trading day preceding the public announcement of the execution of the Agreement, as quoted on the Nasdaq National Market was $24.50 per share. The closing sales price of Union Common Stock on July 15, 1996, the latest practicable date prior to the date of the Proxy Statement/Prospectus, as quoted on the Nasdaq National Market was $25.75 per share.

           There is no active public market for King George Common Stock. It is not listed on a registered exchange or quoted on the Nasdaq system, and trades in King George Common Stock occur infrequently on a local basis and generally involve a relatively small number of shares. Based on information made available to it, King George believes that the selling price for its common stock during 1994 was $75; during 1995, ranged from $75 to $79; and from January 1, 1996 through May 31, 1996, ranged from $75 to $78. Such transactions may not be representative of all transactions during the indicated periods or of the actual fair market value of the King George Common Stock at the time of such transactions due to the infrequency of trades and the limited market for King George Common Stock.

           As of March 31, 1996, there were 1,666 record holders of Union Common Stock. As of the Record Date, there were 244 record holders of King George Common Stock.


DIVIDENDS

     The following tables reflect the cash dividends per share paid during each quarter on Union Common Stock for the periods indicated. Since 1994, Union has typically paid dividends on a semi-annual basis in June and December of each year.




                                      1996       1995       1994         1993
                                      ----       ----       ----         ----

1st Quarter.......................              $   -      $   -        $   -
2nd Quarter.......................    $ .30       .28        .25            -
3rd Quarter.......................                  -          -          .45
4th Quarter.......................                .28        .27            -

           King George pays an annual cash dividend in June of each year. King George paid a cash dividend per share of $2.35, $2.30 and $2.25 in 1996, 1995 and 1994, respectively.

           Union is a legal entity separate and distinct from its subsidiaries, and its revenues depend primarily on the payment of dividends from its subsidiary banks. Union's subsidiary banks are subject to certain legal restrictions on the amount of dividends they are permitted to pay to Union.
For example, a Virginia chartered bank is prohibited from paying a dividend that would impair its paid-in capital. In addition, the Virginia SCC may limit the payment by any Virginia chartered bank if it determines that the limitation is in the public interest and is necessary to ensure the bank's financial soundness.

           Under current federal law, insured depository institutions, such as the Affiliate Banks, are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is defined in federal law). Based on the Affiliate Banks current financial condition, Union does not expect that this provision will have any impact on its ability to obtain dividends from its insured depository institution subsidiaries.

           As a result of these legal restrictions, there can be no assurance that dividends would be paid in the future by Union's bank subsidiaries. The final determination of the timing, amount and payment of dividends on Union Common Stock is at the discretion of Union's Board of Directors and will depend upon the earnings of Union and its subsidiaries, principally the Affiliate Banks, the financial condition of Union and other factors, including general economic conditions and applicable governmental regulations and policies.

                   PRO FORMA CONDENSED FINANCIAL INFORMATION
                                  (UNAUDITED)

PRO FORMA CONDENSED BALANCE SHEET

           The following unaudited pro forma condensed balance sheet combines the consolidated historical balance sheets of Union and King George on the assumption that the Affiliation had been effective as of March 31, 1996, giving effect to the transaction on a pooling of interests accounting basis. The unaudited pro forma condensed balance sheet should be read in conjunction with the consolidated historical financial statements of Union and King George, including the respective notes thereto, included elsewhere in this Proxy Statement/Prospectus or in documents incorporated herein by reference. See "Incorporation of Certain Information by Reference."

                             UNION AND KING GEORGE
                       PRO FORMA CONDENSED BALANCE SHEET
                              AS OF MARCH 31, 1996
                                  (UNAUDITED)


                                                                                KING           PRO FORMA           PRO FORMA
                                                              UNION            GEORGE         ADJUSTMENTS          COMBINED

                                                                          (DOLLARS IN THOUSANDS)
ASSETS
   Cash and due from banks..............................  $      14,719      $     2,024                  --       $     16,743
   Interest-bearing deposits
      in other banks....................................             96               --                  --                 96
   Federal funds sold...................................          3,614            1,590                  --              5,204
   Securities...........................................        129,435            9,743                  --            139,178
   Loans, net of unearned income........................        304,265           33,161                  --            337,426
   Less allowance for loan losses.......................          3,944              331                  --              4,275
                                                          -------------      -----------      --------------       ------------
           Net loans....................................        300,321           32,830                  --            333,151
   Premises and equipment, net..........................         10,116              670                  --             10,786
   Other assets.........................................         12,642            1,436                  --             14,078
                                                          -------------      -----------      --------------      -------------
           Total assets.................................  $     470,943      $    48,293      $           --       $    519,236
                                                          =============      ===========      ==============      =============

LIABILITIES
   Deposits:
      Noninterest bearing...............................  $      45,979      $     6,039      $           --       $     52,018
      Interest bearing..................................        339,110           36,783                  --            375,893
                                                          -------------      -----------      --------------       ------------
           Total deposits...............................        385,089           42,822                  --            427,911
   Short-term borrowings................................         31,236               --                  --             31,236
   Long-term debt.......................................          1,200               --                  --              1,200
   Other liabilities....................................          3,001              941                  --              3,942
                                                          -------------      -----------      --------------       ------------
           Total liabilities............................        420,526           43,763                  --            464,289
                                                          -------------      -----------      --------------       ------------

SHAREHOLDERS' EQUITY
   Preferred Stock......................................             --               --                  --                 --
   Common stock, par value
      $4.00 per share...................................         13,148                                1,100             14,248
   Common stock, par value
      $6.00 per share...................................              -              300                (300)                --
   Surplus                                                          566              300                (300)               566
   Retained earnings....................................         36,615            3,952                (500)            40,067
   Unrealized gain (loss) on securities
      available for sale, net...........................             88              (22)                 --                 66
                                                          -------------      ------------     --------------       ------------
           Total shareholders' equity...................         50,417            4,530                  --             54,947
                                                          -------------      -----------      --------------       ------------
           Total liabilities and
             shareholders' equity.......................  $     470,943      $    48,293      $           --       $    519,236
                                                          =============      ===========      ==============       ============




See Notes to Pro Forma Condensed Financial Information.

PRO FORMA CONDENSED STATEMENTS OF INCOME

           The following unaudited pro forma condensed statements of income present the combined statements of income of Union and King George assuming that King George was combined at the beginning of each period presented on a pooling of interests accounting basis. These unaudited pro forma condensed statements of income should be read in conjunction with the consolidated historical financial statements of Union and King George, including the respective notes thereto, included elsewhere in this Proxy Statement/Prospectus or in documents incorporated herein by reference. See "Incorporation of Certain Information by Reference." The pro forma information is not necessarily indicative of the results of operations that would have resulted had the Affiliation been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations of future periods.


                             UNION AND KING GEORGE
                    PRO FORMA CONDENSED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                            THREE MONTHS
                                                               ENDED
                                                              MARCH 31,                        YEAR ENDED DECEMBER 31,
                                                                1996               1995                   1994              1993
                                                                ----               ----                   ----              ----
                                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

INTEREST INCOME
   Interest and fees on loans........................       $     7,840        $    29,561         $    23,835         $    22,593
   Interest and dividends on securities..............             2,057              8,163               7,844               7,298
   Federal funds sold and securities
      purchased under agreements
      to resell......................................                76                327                 209                 453
   Interest-bearing deposits in
   other banks.......................................       $         2        $        32         $        39         $        53
                                                            -----------        -----------         -----------         -----------
           Total interest income.....................             9,975            38,083              31,927              30,397
                                                            -----------        -----------         -----------         -----------

INTEREST EXPENSE
   Deposits  ........................................             4,345             16,365              12,405              12,688
   Other borrowings..................................               383              1,490                 684                 321
           Total interest expense....................             4,728             17,855              13,089              13,009
                                                            -----------        -----------         -----------         -----------
           Net interest income.......................             5,247            20,228              18,838              17,388
   Provision for loan losses.........................               131                977               1,102               1,571
                                                            -----------        -----------         -----------         -----------
           Net interest income after
             provision for loan losses...............             5,116             19,251              17,736              15,817
                                                            -----------        -----------         -----------         -----------

OTHER INCOME
   Service charges on deposit accounts...............               568              2,143               1,897               1,781
   Securities gains (losses), net....................              (106)               (16)                (14)                (68)
   Other operating income............................               140                491               1,066                 348
                                                            -----------        -----------         -----------         -----------
           Total other income........................               602              2,618               2,949               2,061
                                                            -----------        -----------         -----------         -----------

OTHER EXPENSES
   Salaries and employee benefits....................             1,841              6,794               5,872               5,295
   Net occupancy expense.............................               422              1,726               1,524               1,342
   FDIC assessments..................................                12                449                 759                 779
   Other operating expenses..........................             1,076              4,068               3,918               3,418
                                                            -----------        -----------         -----------         -----------
           Total other expenses......................             3,341             13,037              12,073              10,834
                                                            -----------        -----------         -----------         -----------
   Income before income taxes........................             2,377              8,832               8,612               7,044
   Income tax expense................................               530              2,079               1,899               1,529
                                                            -----------        -----------         -----------         -----------
           Net income................................       $     1,847        $     6,753         $     6,713         $     5,515
                                                            ===========        ===========         ===========         ===========

PER SHARE DATA
   Net income                                              $       0.52       $       1.91        $       1.90        $       1.56
   Cash dividends....................................                --               0.55                0.51                0.45
   Average common shares outstanding.................         3,561,970          3,543,033           3,533,035           3,530,630


               NOTES TO PRO FORMA CONDENSED FINANCIAL INFORMATION
                                  (UNAUDITED)

(a) The pro forma information presented is not necessarily indicative of the results of operations or the financial position that would have resulted had the Affiliation been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities.

(b) It is assumed that the Affiliation will be accounted for on a pooling of interests accounting basis and, accordingly, the related pro forma adjustments have been calculated using the Exchange Ratio of 5.5 shares of Union Common Stock for each outstanding share of King George Common Stock.

           As a result, information was appropriately adjusted for the Affiliation by the (i) addition of 275,000 shares of Union Common Stock amounting to $1.1 million; (ii) elimination of 50,000 shares of King George Common Stock amounting to $300,000; and (iii) recordation of the remaining amount of $800,000 as a decrease in capital surplus of $300,000 and a decrease in retained earnings of $500,000 at March 31, 1996.

(c) Per share data has been computed based on the combined historical net income applicable to common shareholders of Union and King George using the historical weighted average shares outstanding of Union Common Stock and the weighted average shares, adjusted to equivalent shares of Union Common Stock, of King George, as of the earliest period presented.

                       INFORMATION CONCERNING KING GEORGE

HISTORY AND BUSINESS

           King George was organized and chartered under the laws of the Commonwealth of Virginia on February 13, 1973 and commenced operation on June 17, 1974. King George is a Virginia chartered bank and a member of the Federal Reserve System. Its deposits are FDIC insured, and King George is subject to supervision, examination and regulation by the Federal Reserve and the Virginia Bureau of Financial Institutions. King George provides a wide range of financial services, principally to individuals and to small and medium-sized businesses, including individual and commercial demand, savings and time deposit accounts, commercial, agricultural and consumer loans, travelers' checks, safe deposit facilities, ATM services, sales of United States Savings Bonds, collection items and official checks.

           King George has one banking office located at 10045 Kings Highway, King George, Virginia. The Bank owns a lot in Dahlgren on Route 206 which may be used for a future branch site.

           As of March 31, 1996, King George had the equivalent of 20 full-time employees. None of its employees are represented by any collective bargaining unit. King George considers relations with its employees to be good.

LENDING ACTIVITIES

           GENERAL. King George is a residential mortgage and residential construction lender and also extends commercial loans to small and medium-sized businesses within its primary service area. Its lending activity extends across its primary service area of King George County and into Fredericksburg, Virginia. Consistent with its focus on providing community-based financial services, King George generally does not make loans to borrowers outside its primary service area.

           The principal economic risk associated with each of the categories of loans in King George's portfolio is the creditworthiness of its borrowers. Within each category, such risk is increased or decreased depending on prevailing economic conditions. In an effort to manage the risk, King George's policy gives loan amount approval limits to individual loan officers based on their level of experience. The risk associated with real estate mortgage loans and installment loans to individuals varies based upon employment levels, consumer confidence, fluctuations and value of residential real estate and other conditions that affect the ability of consumers to repay indebtedness. The risk associated with commercial loans varies based upon the strength and activity of the local economy of King George's market area. The risk associated with real estate construction loans varies based upon the supply and demand for the type of real estate under construction. Most of King George's residential real estate construction loans are for pre-sold and contract homes.

           While King George does not monitor or track specific economic data from any particular source, it does rely on information contained in local, regional and national publications dealing with economic activity, consumer confidence, employment trends, residential and commercial real estate sales and construction, and business relocations. In addition to this, King George's Directors, Officers and staff members are involved in a wide variety of local business, civic and charitable organizations which provides the overall monitoring of the general direction and developing trends that affect the business climate of the region.

           RESIDENTIAL MORTGAGE LENDING. King George mortgage operation originates both conventional and government fixed rate and adjustable rate residential mortgage loans primarily for resale in the secondary market.

           RESIDENTIAL CONSTRUCTION LENDING. Because of the attractive adjustable rates available, King George makes construction loans for residential purposes. These include both construction loans to experienced builders and loans to consumers for owner occupied residences. Construction lending entails significant additional risk as compared with residential mortgage lending. Construction loans to builders can involve larger loan balances concentrated with single borrowers or groups of related borrowers. Also, with construction loans, funds are advanced upon the security of the home under construction, which is of uncertain value prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. Residential construction loans to consumers, for which a permanent loan commitment from another lender approved prior to loan closing is required, are subject to the additional risk of the permanent lender failing to provide the necessary funds at closing, either due to the borrower's inability to fulfill the terms of his commitment or due to the permanent lender's inability to meet its funding commitments. In addition to its usual credit analysis of the borrowers, King George seeks to obtain a first lien on the property as security for its construction loans.

           COMMERCIAL REAL ESTATE LENDING. King George provides permanent mortgage financing for a variety of commercial projects but attempts to concentrate its efforts on owner-occupied projects. From time to time in the normal course of business, King George will provide a limited amount of financing for income producing, non-owner occupied projects which meet all the guidelines established by loan policy. These loans generally do not exceed 80% of current appraised or market value, whichever is lower, and are written on terms which provide for a maturity provision or interest rate adjustment available from three to five years from the note date.

           CONSUMER LENDING. King George currently offers most types of consumer demand, time and installment loans, including automobile loans and home equity loans.

           COMMERCIAL BUSINESS LENDING. As a full-service community bank, King George makes commercial loans to qualified small businesses in King George's market area. Commercial business loans generally have a higher degree of risk than residential mortgage loans but have commensurably higher yields. To manage these risks, King George generally secures appropriate collateral and carefully monitors the financial condition of its business borrowers and the concentration of such loans in King George's portfolio. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from employment and other income and are secured by real estate whose value tends to be easily ascertainable. In contrast, commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral for secured commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate.

           CREDIT EVALUATION AND LOAN UNDERWRITING. King George places priority on meeting the borrowing requirements of its credit-worthy depositors. Non-deposit, credit-worthy customers will also be granted loans when their requests meet the established requirements, and there are sufficient funds available to satisfy the demand. General economic conditions in the trade area, loan demand and yield opportunities will be the principal determinants of loan levels within the categories previously noted. King George's underwriting practices, which are consistently applied, involve investigation of sources of income, employment history, details of existing debt, obtaining a credit report and compiling a summary of the borrower relative to all of these areas. On credits in excess of $3,000, a loan application or financial statement is required. A minimum of two years of financial statements, which include balance sheets and profit and loss statements, is required to evaluate the applicant's cash flow and ability to service debt. The primary source of repayment is always the ability to pay from operations with the secondary sources usually being collateral. The debt service to gross income ratio acceptable for consumer loans is generally 40%. Commercial loans require sufficient debt service coverage, generally 1.25 times debt service.

COMPETITION

           The financial services industry is competitive in the King George market area. A very active credit union and two branches of a state-wide bank are located in the county. Banks from Fredericksburg actively seek business in King George. Competition for deposits comes from money market mutual funds and insurance brokers.

MANAGEMENT

           The following table lists the executive officers of King George and the capacity in which they serve.

Name (and Age)              Present Position

Homer L. Hite (55)          President and Chief Executive Officer since 1974

David F. Clare (40)         Vice President for Loans employed since 1994

Scott Q. Nininger (32)      Vice President for Operations employed since 1990

Gary A. Salinsky (44)       Assistant Vice President for Loans employed since
                            1995

Priscilla O. Morgan (31)    Cashier employed since 1984

EXECUTIVE COMPENSATION

           The following table sets forth the compensation of King George's President and Chief Executive Officer, Mr. Hite, for the fiscal years ended December 31, 1995, 1994 and 1993. No officer received in excess of $100,000 for such years. Mr. Hite received no stock options or warrants in any of the reported years.

SUMMARY COMPENSATION TABLE

NAME AND
PRINCIPAL POSITION          YEAR     SALARY(1)      ALL OTHER COMPENSATION(2)

    Homer L. Hite           1995     $90,258                  $3,600
       President and        1994     $89,804                  $3,450
       Chief Executive      1993     $87,541                  $3,000
       Officer

(1) Amounts shown include $4,258 for 1995, $3,860 for 1994, and $3,175 for 1993 for taxable benefits associated with company vehicle usage.

(2) Amounts shown include $3,000 for each of 1995, 1994, and 1993 related to deferred directors fees.

           EMPLOYMENT CONTRACT. On June 11, 1986, King George entered into an employment agreement with Mr. Hite pursuant to which Mr. Hite agreed to serve as Chief Executive Officer of King George commencing on July 1, 1986 and renewing annually unless the Directors vote affirmatively not to renew the agreement. The agreement provides that Mr. Hite would be paid a base salary of $46,200 in 1986 and that in each subsequent year he would receive increases as approved by the Directors. In addition, King George provides Mr. Hite health and similar benefit plans made available from time to time by King George to its employees, and Mr. Hite is entitled to participate in any pension, profit sharing and employee stock ownership plans of King George if and when such plans, or any of them, are adopted by King George for the benefit of employees of King George.

           The agreement provides that in the event King George terminates Mr. Hite's employment without cause, Mr. Hite is entitled to the full salary at the annual rate then in effect for the remaining term of the agreement or 90 days, whichever is greater.

           The agreement also provides that if King George is sold or merged, Mr. Hite shall be entitled to a lump sum payment equal to twice his annual base salary in effect at that time in the event Mr. Hite is not given reasonably equivalent duties and responsibilities. The consummation of the Affiliation will not trigger the "sale or merger," commonly known as "change of control," provisions of Mr. Hite's agreement. However, in the event that such provisions had been triggered, as of May 1, 1996, Mr. Hite would have been entitled to receive approximately $180,000.

           BENEFIT PLANS. King George maintains deferred compensation arrangements with some of the directors. King George's current policy is to accrue the estimated amounts to be paid under the contracts.

           King George has a 401(K) plan administered through the Virginia Bankers Association. King George matches each employee's contributions up to 6% of salary.

OWNERSHIP OF KING GEORGE COMMON STOCK

           The following table sets forth, as of March 31, 1996, certain information as to the shares of King George Common Stock beneficially owned by the King George directors individually and by all directors and executive officers

                                           NUMBER OF SHARES BENEFICIALLY
                                           OWNED AS OF MAY 31, 1996
NAME                                       (PERCENT OF CLASS)(1)

Frederick G. Davies                             1,960 (2)(3.9%)
Douglas T. Gray                                   295 (2)*
Homer L. Hite                                   2,207 (2)(4.4%)
E. R. Morris, Jr.                               2,000 (2)(4.0%)
Frank B. Taylor                                 2,300 (2)(4.6%)
Newell C. Thompson                              2,000 (2)(4.0%)
E. Patterson Woodworth                            600 (2)(1.2%)

All directors and                              11,992    (24.0%)
    executive officers
    as a group (11 individuals)


*     Represents less than 1% of total outstanding shares

(1) For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within sixty days.

(2)   Includes shares held jointly with spouse.

CERTAIN TRANSACTIONS

           Some of King George's officers and directors are customers of King George. As such customers, they have had transactions in the ordinary course of business with King George, all of which were on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risks of collectability or present any other unfavorable features. The total direct and indirect indebtedness to King George of all the directors and principal officers as of December 31, 1995 was $520,078, an amount equal to 11.85% of King George's equity capital as of December 31, 1995.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

           The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of King George. This discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Proxy Statement/Prospectus.

OVERVIEW

           King George's performance for 1995 continued its twenty-one years of profit. Net income increased 15% in 1995 to $505,639, compared to $437,873 earned in 1994. Per share earnings increased to $10.11, compared to $8.76 in 1994. The increased earnings for 1995 were primarily due to higher levels of net interest income and a reduction in the provision for loan losses.

           Return on average equity increased during 1995 to 11.97% from 11.31% in 1994. Return on average assets also increased during 1995 to 1.07%, compared to .93% for the previous year.

           Net interest margin was 4.89% on a tax-equivalent basis in 1995, up from 4.65% in 1994. The net interest margin for 1993 was 4.02%. Loan demand rose moderately during 1995.

           Loans, net of unearned income and allowance for possible loan losses, were $32.7 million at December 31, 1995, compared to $30.6 million in 1994.

NET INTEREST INCOME

           Net interest income represents the principal source of earnings for King George. Net interest income equals the amount by which interest income exceeds interest expense. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income.

           Net interest income was $2.0 million for the year ended December 31, 1995, up from $1.9 million in 1994. Although the increase in total loans was small, the favorable interest rate environment produced a higher yield on loans. Interest expense rose from $1.4 million in 1994 to $1.6 million in 1995 as customers switched from lower yielding to higher yielding deposits.

INTEREST SENSITIVITY

           An important element of both earnings performance and the maintenance of sufficient liquidity is management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. The gap can be managed by repricing assets or liabilities, by replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income in periods of rising or falling interest rates.

           King George evaluates interest sensitivity risk and then formulates strategies regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These strategies are based on management's outlook regarding future interest rate movements, the state of the regional and national economies and other financial and business risk factors.

           King George establishes prices for deposits and loans based on local market conditions and manages its securities portfolio in accordance with policies set by King George. King George reviews its interest sensitivity position at least monthly.

           At March 31, 1996, King George had $8.5 million more liabilities than assets subject to repricing within one year and was, therefore, in a liability-sensitive position. This compares to its position at December 31, 1995, when it had $4.9 million more in liabilities than assets subject to repricing within one year. A liability-sensitive institution's net interest margin and net interest income generally will be impacted favorably by declining interest rates, while that of an asset-sensitive institution generally will be impacted favorably by rising interest rates.

           The following tables present the maturity of King George's loan portfolio by category and the fixed and variable portions of each category and its interest sensitivity position as of March 31, 1996. These are one-day positions which are continually changing and are not necessarily indicative of King George's position at any other time.

                 TABLE 1. MATURITY SCHEDULE OF PERIOD END LOANS


                                                            MARCH 31, 1996
                                ----------------------------------------------------------------------
                                       1 YEAR OR LESS    1 TO 5 YEARS           AFTER 5 YEARS
                                ---------------------  ------------------  ------------------
                                  FIXED      VARIABLE   FIXED    VARIABLE   FIXED    VARIABLE
                                  RATE         RATE     RATE       RATE     RATE      RATE      TOTAL
                                -------    ----------  -------   -------   ------  ----------  -------
                                                             (DOLLARS IN THOUSANDS)
Commercial....................  $2,159      $ 311      $ 3,105   $ 308     $  312   $   --     $ 6,195
Real estate construction......   4,409         --           --      --         --       --       4,409
Real estate mortgage..........   1,076         --       11,577      --      5,427       --      18,080
Consumer......................   1,298         --        2,866      --        313       --       4,477
                                -------     -----      -------   -----     ------   ------     -------

Total.........................  $8,942      $ 311      $17,548   $ 308     $6,052   $   --     $33,161
                                =======     =====      =======   =====     ======   ======     =======



                     TABLE 2. INTEREST SENSITIVITY ANALYSIS



                                                                                              MARCH 31, 1996
                                                    ----------------------------------------------------------------
                                                     WITHIN        91 - 365      1 TO 5       OVER
                                                     90 DAYS         DAYS         YEARS       5 YEARS       TOTAL
                                                    ---------     ----------   ----------   ----------    ----------
                                                                           (DOLLARS IN THOUSANDS)
EARNING ASSETS:
    Loans (1)....................................   $   1,987     $    4,857   $   19,724   $    6,520    $   33,088
    Securities (2)...............................       1,008          1,390        5,991        1,275         9,664
    Federal Funds sold and other
       short term investments....................       1,590             --           --           --         1,590
                                                    ---------     ----------   ----------   ----------    ----------
    Total earning assets.........................   $   4,585     $    6,247   $   25,715   $    7,795    $   44,342
                                                    =========     ==========   ==========   ==========    ==========

INTEREST-BEARING LIABILITIES (3):
    Interest checking............................   $      --     $      429   $    3,864   $       --    $    4,293
    Regular savings..............................          --          1,867        7,470           --         9,337
    Money market savings.........................          --            252        1,009           --         1,261 (4)
    Certificates of deposit......................       7,992          8,839        4,905           --        21,736
                                                    ---------     ----------   ----------   ----------    ----------
    Total interest-bearing liabilities...........   $   7,992     $   11,387   $   17,248   $       --    $   36,627
                                                    ---------     ----------   ----------   ----------    ----------
    Period gap...................................   $  (3,407)    $   (5,140)  $    8,467   $    7,795    $    7,715
    Cumulative gap...............................   $  (3,407)    $   (8,547)  $      (80)  $    7,715
    Ratio of Cumulative gap to
       total earning assets......................       (7.68)%       (19.28)%      (0.02)%      17.40%



(1) Does not include non accrual loans of $73,250 or allowance for loan losses of $331,158.

(2) Does not include Federal Reserve Stock of $18,000, Community Bankers Stock of $57,000, and Porays Services, Inc. ( a wholly owned subsidiary) Stock of $3,959.
(3) Does not include non interest-bearing demand deposits of $6,196,000.
(4) Does not include matured certificates of deposit totalling $262,000.


NONINTEREST INCOME

           Noninterest income for 1995 increased by $484, or .3%, over 1994. Service charges on deposit accounts, the largest single item of noninterest income, were $136,500 for 1995, up 20.4% over the prior year.

           Noninterest income in 1994 increased 6.4% over 1993. Service charges on deposit accounts decreased slightly from $113,393 in 1994 compared to $115,268 in 1993.

NONINTEREST EXPENSE

           Noninterest expense was $959,000 in 1993, $1,042,000 in 1994 and $1,138,000 in 1995. This was an increase of 8.7% and 9.2% from 1993 to 1994 and 1994 to 1995, respectively.

           King George consistently ranks among the top 5% of its peer group (based on asset size) in maintaining low overhead costs. Salaries and benefits increased 30.4% from 1993 to 1994 and 18.5% from 1994 to 1995 because of personnel additions and promotions, and normal salary increases.

LOAN PORTFOLIO

           Loans, net of unearned income, were $33.0 million at December 31, 1995, up 6.8% from the $31.0 million at December 31, 1994.

           Loans secured by real estate consist of a portfolio of predominately 1-4 single family residential loans, which are primarily purchase money loans to consumers for their primary residences. Such loans at December 31, 1995 were 30.2% of the loan portfolio. Non-farm, non-residential loans comprised 20.4% of the loan portfolio at December 31, 1995. Home equity lines of credit were implemented in January of 1996. Real estate construction loans accounted for 14.1% of total loans at December 31, 1995 with the majority being construction of 1-4 single family residences. King George's consumer portfolio, which was 13.6% of loan portfolio at December 31, 1995, consists of primarily installment loans.

           Consistent with its focus on providing financial services to the local community, King George generally does not make loans outside its defined lending area. King George maintains a policy not to originate or purchase loans classified by regulators as highly leveraged transactions or loans to foreign entities or individuals.

           King George's unfunded commitments amounted to $2.0 million at December 31, 1995, compared to $2.8 million at December 31, 1994. This decrease in unfunded commitments was attributable to more construction loans being fully funded.

                            TABLE 3. LOAN PORTFOLIO


                                         MARCH 31,                            DECEMBER 31,
                                         ---------     ------------------------------------------------------
                                           1996          1995        1994        1993        1992       1991
                                         ---------     -------     -------     -------     -------    -------
                                                                                (DOLLARS IN THOUSANDS)
Commercial.........................      $ 6,195       $ 5,877     $ 5,111     $ 6,047     $ 2,202    $ 3,778
Real estate construction...........        4,409         4,668       2,242       3,685       4,161      6,497
Real estate mortgage:
    Residential (1-4
       family).....................       10,247         9,961       6,976       6,035       5,043      4,222
    Home equity lines..............            6            --          --          --          --         --
    Multifamily....................        1,025         1,066       1,188         950         448        526
    Non-farm,
       non-residential.............        6,630         6,724       7,799       6,528       8,116      6,866
    Agricultural...................          173           232         163         232         233        243
                                         -------       -------     -------     -------     -------    -------
    Real estate subtotal...........       22,490        22,651      18,368      17,430      18,001     18,354
Consumer...........................        4,477         4,474       7,507       6,093       7,181      8,525
                                         -------       -------     -------     -------     -------    -------
Total loans........................       33,162        33,002      30,986      29,570      27,384     30,657
Less unearned income...............            1             2          21         120         419        594
                                         -------       -------     -------     -------     -------    -------
Loans, net of unearned
    income.........................      $33,161       $33,000     $30,965     $29,450     $26,965    $30,063
                                         =======       =======     =======     =======     =======    =======





ASSET QUALITY

           The allowance of loan loss is an estimate of an amount adequate to provide for potential losses in the loan portfolio of King George. The level of loan losses is affected by general economic trends as well as conditions affecting individual borrowers. The allowance is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer companies identified by regulatory agencies.

           The provision for loan losses in 1995 decreased to $403,000, from $505,000 in 1994, in response to improved economic conditions and collection efforts. The larger provisions for loan losses in years 1991 through 1994 were attributed to the declining real estate market and weakening economy. The ratio of the allowance of loan losses to net charge-offs was consistent for these years.

           King George's net charge-offs in 1995 were lower by approximately $59,000 than in 1994. The improved charge-off experience was due primarily to an improved economy and more conservative loan policies. The ratio of net charge-offs to average loans was 1.44% for 1995, compared to 1.73% for 1994. The ratio for the first quarter of 1996 was .07%.

           The allowance for loan losses was $303,000 at December 31, 1995, down $73,000 from $376,000 at December 31, 1994. The allowance was $406,000 at December 31, 1993.

                       TABLE 4. ALLOWANCE FOR LOAN LOSSES


                                                 MARCH 31,                                                DECEMBER 31,
                                         ---------------------------     -------------------------------------------------------
                                          1996           1995              1995       1994        1993        1992        1991
                                         ------         -------          -------     -------     -------     -------     -------
                                                                              (DOLLARS IN THOUSANDS)
Balance, beginning of period...........  $  303         $   376          $   376     $   406     $   562     $   522     $   317
    Loans charged-off:
    Commercial.........................      --               9              395         278         257         404         408
    Real estate contruction............      --              --               --          --          --          --          --
    Real estate mortgage...............      --              25               57         206         183          --          --
    Consumer installment...............      22              32               75         127          87          60          27
                                         ------         -------          -------     -------     -------     -------     -------
    Total loans charged-off............      22              66              527         611         527         464         435

Recoveries:
    Commercial.........................      --              --               26          --          --           6           9
    Real estate construction...........      --              --               --          --          --          --          --
    Real estate mortgage...............      --              16               16          62          11          --          --
    Consumer installment                     --               1                9          14           9          --           1
                                         ------         -------          -------     -------     -------     -------     -------
    Total recoveries...................      --              17               51          76          20           6          20
                                         ------         -------          -------     -------     -------     -------     -------

Net charge-offs........................      22              49              476         535         507         458         415
Provision for credit losses............      50              70              403         505         351         498         620
                                         ------         -------          -------     -------     -------     -------     -------
Balance end of period..................  $  331         $   397          $   303     $   376     $   406     $   562     $   522
                                         ======         =======          =======     =======     =======     =======     =======

Ratio of allowance for credit
    losses to loans outstanding
    at end of period...................    1.00%           1.23%            0.92%       1.21%       1.38%       2.08%       1.74%

Ratio of net charge-offs to
    average loans outstanding
    during period......................    0.07%           0.15%            1.44%       1.73%       1.72%       1.70%       1.38%


           The ratio of allowance for loan losses to nonperforming assets totaled 4.15% at December 31, 1995; .58% at December 31, 1994 and .97% at December 31, 1993. Management evaluates nonperforming loans relative to their collateral value and makes appropriate reductions in the carrying value of those loans based on that review.

           The following table shows the balance and percentage of King George's allowance for loan losses allocated to each major category of loans:

                TABLE 5. ALLOCATION OF ALLOWANCE FOR LOAN LOSSES


                                                     REAL ESTATE                REAL ESTATE
                           COMMERCIAL                CONSTRUCTION                MORTGAGE                 CONSUMER
                     ----------------------     ----------------------    ----------------------    ----------------------
                     RESERVE     PERCENTAGE     RESERVE     PERCENTAGE    RESERVE     PERCENTAGE    RESERVE     PERCENTAGE
                     FOR LOAN     OF TOTAL      FOR LOAN     OF TOTAL     FOR LOAN     OF TOTAL     FOR LOAN     OF TOTAL
                      LOSSES        LOANS        LOSSES        LOANS       LOSSES        LOANS       LOSSES        LOANS
                     --------    ----------     --------    ----------    --------    ----------    --------    ----------
                                                               (DOLLARS IN THOUSANDS)
March 31,
1996............     $   62           18.7 %    $   44        13.3%       $   180         54.5%     $     45       13.5%
1995............         72           18.0 %        46        11.5%           224         56.6%           55       13.9%

December 31,
1995............         54           17.8 %        43        14.1%           165         54.5%           41       13.6%
1994............         62           16.5 %        27         7.2%           196         52.0%           91       24.2%
1993............         83           20.5 %        51        12.5%           189         46.5%           84       20.6%
1992............         45            8.0 %        85        15.2%           284         50.5%          147       26.2%


           King George has allocated the allowance according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within each of the above categories of loans. The allocation of the allowance as shown in the table above should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

           At the end of 1995, the allowance for loan losses was .92% of outstanding loans compared to 1.21% of outstanding loans in 1994. The amount expensed over the last five years as provisions for loan losses has been $2.4 million. Net charge-offs over the same period have been $2.4 million. The losses in 1991 through 1995 were the result of declining real estate values and subsequent foreclosures on properties. In 1995, the loss associated with one loan was $354,000.





NONPERFORMING ASSETS

           Total nonperforming assets, which consist of nonaccrual loans, restructured loans and foreclosed properties, were $405,000 at December 31, 1995, a decrease of $659,000 from December 31, 1994.

           The decrease in nonperforming assets in 1995 was largely attributed to one large commercial loan that was written off and some foreclosed property being sold. The commercial loan was $354,000 and one foreclosed property of $85,000. At March 31, 1996, King George's nonperforming assets totaled $405,000.

                         TABLE 6. NONPERFORMING ASSETS


                                                  MARCH 31,                      DECEMBER 31
                                             ------------------   -------------------------------------------
                                              1996        1995     1995     1994    1993      1992      1991
                                             -------    -------   ------   ------  ------   -------   -------
                                                                           (DOLLARS IN THOUSANDS)
Nonaccrual loans...........................  $    73    $   598   $   73   $  647  $  418   $   142   $   150
Restructured loans.........................        0          0        0        0       0         0         0
Foreclosed property........................      332        326      332      417     358       672       506
                                             -------    -------   ------   ------  ------   -------   -------
    Total non-performing assets............  $   405    $   924   $  405   $1,064  $  776   $   814   $   656
                                             =======    =======   ======   ======  ======   =======   =======

Allowance for loan losses
    to period end loans....................     1.00%      1.23%    0.92%    1.21%   1.37%     2.05%     1.70%
Allowance for loan losses
    to nonaccrual loans....................      453%        66%     415%      58%     97%      396%      348%
Non-performing assets to
    period end loans.......................     1.22%      2.86%    1.23%    3.43%   2.62%     2.97%     2.14%
Net charge-offs to loans...................     0.07%      0.15%    1.44%    1.73%   1.71%     1.67%     1.35%


           Loans are placed on nonaccrual status when collection of interest and principal is doubtful, generally when loans become 90 days past due. There are three negative implications for earnings when a loan is placed on nonaccrual status. All interest accrued but unpaid at the date the loan is placed on nonaccrual status is either deducted from interest income or written off as a loss. Second, accruals of interest are discounted until it becomes certain that both principal and interest can be repaid. Third, there may be actual losses which necessitate additional provisions for loan losses charged against earnings.

           At December 31, 1995, loans past due 90 days or more and still accruing interest because they are both well secured and in the process of collection were $634,000, compared to $54,000 at December 31, 1994, and $1,086,000 at December 31, 1993.

           During 1995, $5,494 in additional interest income would have been recorded if King George's nonaccrual loans had been current in accordance with their original terms. During 1994, $49,260 in additional interest income would have been recorded if King George's nonaccrual loans had been current in accordance with their original terms.

           At December 31, 1995, potential problem loans were approximately $364,000. These loans are subject to regular periodic management attention, and their status is reviewed on a regular basis. Of the potential problem loans identified at December 31, 1995, $178,000 are secured by real estate with appraised values that exceed the principal balance.

SECURITIES

           The book value of the securities portfolio was $9.5 million at December 31,1995, compared to $12.8 million at December 31, 1994 and $11.4 million at December 31, 1993. This is largely in response to a strengthening economy and increased loan demand. Investment in U.S. Government securities increased $1.2 million, or 21.1%, for 1994 and decreased $3.0 million, or 44.0%, for 1995. Investment grade corporate securities decreased 18.1% in 1995 from 1994 and 3.8% in 1994 from 1993.

           The securities portfolio consists solely of investment securities. Securities are classified as held-to-maturity when management has the intent and King George has the ability at the time of purchase to hold the securities to maturity. Held-to-maturity securities are carried at a cost adjusted for amortization of premiums and accretion of discounts. Other securities are classified as available-for-sale and are carried at fair value.


                         TABLE 7. SECURITIES PORTFOLIO


                                                     MARCH 31,                        DECEMBER 31
                                                       1996               1995           1994             1993
                                                  ----------------    ------------    -----------     -----------
                                                                                  (DOLLARS IN THOUSANDS)
BOOK VALUE:
U.S. Government Securities:
    Held to maturity...........................   $       508        $      508       $     6,890     $     5,690
    Available for sale.........................         3,832             3,375                --              --
States and political subdivisions:
    Held to maturity...........................         2,772             2,825             2,625           2,361
    Available for sale.........................            --                --                --              --
Other securities...............................         2,552             2,653             3,236           3,361
Other equity securities........................            79                79                80              75
                                                  -----------        ----------       -----------     -----------
Total securities...............................   $     9,743        $    9,440       $    12,831     $    11,487
                                                  ===========        ==========       ===========     ===========


              TABLE 8. MATURITY ANALYSIS AS OF MARCH 31, 1996 (1)


                                                      ONE              ONE              FIVE            OVER
                                                      YEAR           TO FIVE           TO TEN           TEN
                                                    OR LESS           YEARS            YEARS           YEARS            TOTAL
                                                  -------------    -------------    -------------   -------------    ----------
                                                                              (DOLLARS IN THOUSANDS)
U.S. AGENCY SECURITIES:
    Book value.................................   $   1,008        $   1,301        $     367       $      63        $   2,739
    Market value...............................         986            1,282              362              67            2,697
    Weighted average yield.....................        4.84%            5.72%            6.66%           8.92%            5.61%

U.S. TREASURY SECURITIES:
    Book value.................................   $     252        $   1,383        $      --       $      --        $   1,635
    Market value...............................         252            1,373               --              --            1,625
    Weighted average yield.....................        5.54%            5.67%              --              --             5.65%

STATE AND POLITICAL SUBDIVISIONS:
    Book value.................................   $      76        $   1,774        $     812       $     110        $   2,772
    Market value...............................          76            1,774              819             109            2,778
    Weighted average yield.....................        5.87%            6.96%            8.07%           7.15%            7.26%

OTHER SECURITIES:
    Book value.................................   $     956        $   1,596        $      --       $      --        $   2,552
    Market value...............................         956            1,616               --              --            2,572
    Weighted average yield.....................        5.83%            6.66%              --              --             6.28%

TOTAL SECURITIES:
    Book value.................................   $   2,292        $   6,055        $   1,179       $     173        $   9,699
    Market value...............................       2,270            6,046            1,181             176            9,673
    Weighted average yield.....................        5.34%            6.33%            7.62%           7.97%            6.26%


(1) For comparative purposes, yields on all securities have been computed on a tax-equivalent basis.

DEPOSITS

           King George works to attract and retain core deposits and reduce cost of funds. Deposits provide funding for King George's investments in loans and securities, and the interest paid for deposits must be managed carefully to control the level of interest expense.

           Deposits at December 31, 1995 were $41.4 million, a 4.2% decrease from December 31, 1994. Interest checking and money market savings have been relatively stable from 1993 to 1995. Savings accounts decreased from $20.5 million in 1993 to $14.8 million in 1994 to $9.4 million in 1995. There was a corresponding increase in certificates of deposit from $12.1 million in 1993 to $16.7 million in 1994 to $21.2 million in 1995. The shift between deposit categories was attributed to rising rates in 1994 and 1995. Noninterest-bearing checking deposits were 14.1% of total deposits at December 31, 1995 and December 31, 1994, compared to 12.3% for 1993.

           As shown below, the decline in average total deposits from 1994 to 1995 was a broad consumer reaction to lower yielding deposit accounts. The average interest rate paid on interest-bearing deposits was 4.51% in 1995, compared to 4.02% for 1994, and 3.74% for 1993. The largest amount of King George's deposits are higher yielding time deposits because most of its customers are individuals who seek higher yields than those offered on savings and demand accounts.

           The following tables include a summary of average deposits and average rates paid and information concerning the maturity schedule of certificates of deposit of $100,000 or more.


                        TABLE 9. DEPOSITS AND RATES PAID


                                        MARCH 31,                          DECEMBER 31,
                                          1996                1995             1994               1993
                                   -----------------  ----------------  ----------------  -----------------
                                    AMOUNT     RATE    AMOUNT     RATE   AMOUNT    RATE    AMOUNT     RATE
                                   --------    -----  --------   -----  --------  ------  --------   ------
                                                               (DOLLARS IN THOUSANDS)
Noninterest-bearing
    accounts.....................  $  6,196           $  5,833          $  6,084          $  5,193
Interest-bearing accounts:
    Interest checking............     4,293    2.42%     4,007   2.42%     4,364   2.42%     3,413    2.42%
    Money market savings.........     1,261    2.25      1,145   2.25      1,240   2.25      1,136    2.25
    Regular checking.............     9,337    3.50      9,434   3.50     15,160   3.50     20,461    3.50
Time deposits:
    Less than  $100,000..........    13,603    5.47     13,521   5.54     11,544   5.08      7,772    4.82
    $100,000 and over*...........     8,132    5.32      7,463   5.51      4,808   5.16      4,402    4.56
                                   --------           --------          --------          --------

Total interest-bearing
    accounts.....................    36,626    4.46%    35,570   4.51%    37,116   4.02%    37,184    3.74%
                                   --------           --------          --------          --------

Total............................  $ 42,822           $ 41,403          $ 43,200          $ 42,377
                                   ========           ========          ========          ========



* Does not include $106,000 and $100,000 matured certificates of deposit at March 31, 1996 and December 31, 1994, respectively.


               TABLE 10. MATURITIES OF CD'S OF $100,000 AND OVER


                                      WITHIN        THREE TO        SIX TO          OVER                           PERCENT
                                       THREE          SIX           TWELVE           ONE                          OF TOTAL
                                      MONTHS         MONTHS         MONTHS          YEAR           TOTAL          DEPOSITS
                                    ------------  -------------   -----------    ------------    -----------    --------------
                                                                     (DOLLARS IN THOUSANDS)
At March 31, 1996................   $    2,681    $    2,244      $    1,879     $    1,328      $    8,132         18.99%
At December 31, 1995.............        1,362         3,724           1,441            936           7,463         18.03%


LIQUIDITY

           Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investments in Treasury securities, and loans maturing within one year. As a result of King George's management of liquid assets and the ability to generate liquidity through liability funding, management believes that King George maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

           At March 31, 1996, cash, interest-bearing deposits with banks, federal funds sold, investments in Treasury securities, and loans maturing within one year were 27.96% of total earning assets. As of March 31, 1996, approximately 24.46% or $48.1 million of the loan portfolio would mature or reprice within a one-year period. King George had no long-term debt or short-term borrowings at March 31, 1996, or at the end of any of the past three years.

FIRST THREE MONTHS RESULTS OF OPERATIONS

           OVERVIEW. Net income for the first three months of 1996 totaled $168,599, a 47.1% increase over the $114,637 earned in the first three months of 1995. While net interest income increased 7.5% to $511,000, net interest expense increased only 7.0% to $410,000. Noninterest expense decreased by $11,000 to $276,000. The provision for loan losses decreased from $70,000 in the first three months of 1995 to $50,000 for the same period in 1996.

           Loan demand remained basically flat for the first three months of 1996 with loans, net of unearned discount, increasing only slightly from $32.7 million at December 31, 1995, to $32.8 million at March 31, 1996. Investment securities held, primarily United States Treasury, United States Agency and municipal securities, increased slightly to $9.7 million at March 31, 1996 compared to $9.4 million at December 31, 1995. Total assets were $48.3 million, up $1.7 million from $46.6 million reported on December 31, 1995. Total March 31, 1996 deposits were up $1.4 million at $42.8 million at March 31, 1996 compared to $41.4 million at December 31, 1995.

           ASSET QUALITY. Loan quality continues to be good despite slow economic growth in the general economy. For the first three months, King George had loan charge-offs of approximately $22,000.

           CAPITAL RESOURCES. The adequacy of King George's capital is reviewed by management on an ongoing basis with reference to the size, composition, and quality of King George's asset and liability levels and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and absorb potential losses.

           The Federal Financial Institutions Examination Council has adopted capital guidelines to supplement the existing definitions of capital for regulatory purposes and to establish minimum capital standards. Specifically, the guidelines categorize assets and off-balance sheet items into four risk-weighted categories. The minimum ratio of qualifying total capital to risk-weighted assets is 8%, of which at least 4% must be Tier 1 capital, composed of common equity, retained earnings and a limited amount of perpetual preferred stock, less certain goodwill items. King George had a ratio of risk-weighted assets to total capital of 13.89% at March 31, 1996 and a ratio of risk-weighted assets to Tier 1 capital of 12.94%. Both of these exceed the capital requirements adopted by the federal regulatory agencies

                         TABLE 11. ANALYSIS OF CAPITAL


                                                MARCH 31,                              DECEMBER 31,
                                                  1996                 1995               1994               1993
                                               ---------            ---------           ---------          ---------
                                                                         (DOLLARS IN THOUSANDS)
Tier 1 Capital:
    Common stock..........................     $     300            $     300           $     300          $     300
    Additional paid in capital............           300                  300                 300                300
    Retained earnings.....................         3,930                3,790               3,393              3,068
                                               ---------            ---------           ---------          ---------
    Total Tier 1 capital..................         4,530                4,390               3,993              3,668

Tier 2 Capital:
    Allowance for credit                             331                  303                 376                406
       losses.............................
    Allowable long term debt..............            --                   --                  --                 --
    Total Tier 2 capital..................           331                  303                 376                406
                                               ---------            ---------           ---------          ---------
    Total risk-based capital..............     $   4,861            $   4,693           $   4,369          $   4,074
                                               =========            =========           =========          =========


                               BUSINESS OF UNION

HISTORY AND BUSINESS

           Union is a multi-bank holding company serving the Central and Northern Neck regions of Virginia through its two banking affiliates, Union Bank & Trust Company and Northern Neck State Bank and its non-bank subsidiary, Union Investment Services, Inc. Union was formed in connection with the affiliation of Union Bank and Northern Neck Bank in 1993. Both Union Bank and Northern Neck Bank are state-chartered, Federal Reserve member banks whose deposits are insured by the Federal Deposit Insurance Corporation. Each is a full-service commercial bank offering a wide range of banking and related financial services, including consumer and commercial demand and time deposit accounts, consumer and commercial loans, residential and commercial mortgages, credit card services and safe deposit boxes. Union Investment Services is a full-service discount brokerage firm providing a wide variety of investment choices to investors throughout Union's trade area.

           Through its 12 locations, Union Bank serves customers in a primary service area which stretches from its headquarters in Bowling Green along the I-95 corridor from Fredericksburg to central Hanover County and east to King William County. Northern Neck Bank serves the Northern Neck and Middle Peninsula regions through four locations in Warsaw, Montross and Tappahannock. The Banks have a long history of service, with Union Bank and Northern Neck Bank having been organized in 1902 and 1909, respectively.

           At March 31, 1996, Union had total consolidated assets of approximately $470.9 million, total consolidated deposits through its banking affiliates of approximately $385.1 million and consolidated shareholders' equity of approximately $50.4 million. Union's total consolidated net income for the three months ended March 31, 1996, was approximately $1.7 million, or $0.51 per share.

           For additional information concerning Union, see Union's 1995 Annual Report to Shareholders and its Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1996 included as Appendices III and IV, respectively, to this Proxy Statement/Prospectus. See also "Incorporation of Certain Information by Reference," "Recent Financial Data" and "Selected Financial Data."


UNION'S ACQUISITION PROGRAM

           Management believes there are additional opportunities to acquire financial institutions or to acquire assets and deposits that will allow Union to enter new markets or increase market share in existing markets. Management intends to pursue acquisition opportunities in strategic markets where its managerial, operational and capital resources will enhance the performance of acquired institutions and may, after the date of this Proxy Statement/Prospectus, enter into agreements to acquire one or more financial institutions. There can be no assurance that Union will be able to successfully effect any additional acquisition activity, or that any such acquisition activity will have a positive effect on the value of shares of Union Common Stock.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

GENERAL

           Union and King George are corporations subject to the provisions of the Virginia Stock Corporation Act (the "Virginia SCA"). Shareholders of King George, whose rights are governed by King George's Articles of Incorporation and Bylaws and by the Virginia SCA, will become shareholders of Union upon consummation of the Affiliation. The rights of such shareholders as shareholders of Union will then be governed by the Articles of Incorporation and Bylaws of Union and by the Virginia SCA.

           The following is a summary of the material differences in the rights of shareholders of King George and Union. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ARTICLES OF INCORPORATION AND BYLAWS OF EACH CORPORATION AND TO THE VIRGINIA SCA.

AUTHORIZED CAPITAL

           Union. Union is authorized to issue (i) 12,000,000 shares of Common Stock, par value $4.00 per share, of which 3,286,970 shares were issued and outstanding as of March 31, 1996, and (ii) 500,000 shares of Preferred Stock, par value $10.00 per share, of which no shares were issued and outstanding as of March 31, 1996. Union's Articles of Incorporation authorize the Union Board, without shareholder approval, to fix the preferences, limitations and relative rights of the preferred stock and to establish series of such preferred stock and determine the variations between each series. If any shares of preferred stock are issued, the rights of holders of Union Common Stock would be subject to the rights and preferences conferred to holders of such preferred stock. There are no preemptive rights to purchase additional shares of capital stock of Union. See "Description of Union Capital Stock" for additional information.

           King George. King George is authorized to issue 200,000 shares of King George Common Stock, par value $6.00 per share, of which 50,000 shares were issued and outstanding as of March 31, 1996. Similar to the shareholders of Union, the shareholders of King George do not have preemptive rights to subscribe for and purchase any shares of King George Common Stock issued for cash in order to retain their proportionate ownership in King George.

DIVIDEND RIGHTS

           Union. The holders of Union Common Stock are entitled to share ratably in dividends when and as declared by the Union Board of Directors out of funds legally available therefor. One of the principal sources of income to Union is dividends from its two Affiliate Banks. For a description of certain restrictions on the payment of dividends by banks, see "Market Prices and Dividends." Union's Articles of Incorporation permit the Union Board to issue preferred stock with terms set by the Union Board, which terms may include the right to receive dividends ahead of the holders of Union Common Stock. No shares of preferred stock are presently outstanding.

           King George. The holders of King George Common Stock also are entitled to share ratably in dividends when and as declared by the King George Board of Directors out of funds legally available therefor. See "Market Prices and Dividends" for a description of certain restrictions on the payment of dividends by banks.

VOTING RIGHTS

           The holders of both Union and King George Common Stock have one vote for each share held on any matter presented for consideration by the shareholders. Neither the holders of Union nor King George Common Stock are entitled to cumulative voting in the election of directors.

DIRECTORS AND CLASSES OF DIRECTORS

           Union. The Union Board is divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase would be apportioned among the three classes of directors so as to maintain such classes as nearly equal as possible. Because of the classification of directors, unless the shareholders act to remove directors from office, two annual meetings generally would be required to elect a majority of the Union Board. Under Union's Articles of Incorporation, directors may only be removed for cause and with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote.

           King George. The King George Board is divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase would be apportioned among the three classes of directors so as to maintain such classes as nearly equal as possible. Because of the classification of directors, unless the shareholders act to remove directors from office, two annual meetings generally would be required to elect a majority of the King George Board. Under King George's Articles of Incorporation, directors may only be removed for cause and with the affirmative vote of at least 80% of the outstanding shares entitled to vote.

ANTI-TAKEOVER PROVISIONS

           Certain provisions of the Virginia SCA and the Articles of Incorporation and Bylaws of Union and King George may discourage an attempt to acquire control of Union or King George, respectively, that a majority of either corporation's shareholders determined was in their best interests. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that the Union Board or King George Board, respectively, did not approve.

           Classified Board of Directors; Removal of Directors. The provisions of Union's and King George's Articles providing for classification of the Board of Directors into three separate classes and removal of directors only for cause and with the affirmative vote of the holders of at least two-thirds in the case of Union and 80% in case of King George of the outstanding shares may have certain anti-takeover effects.

           Authorized Preferred Stock. The Articles of Incorporation of Union authorize the issuance of preferred stock. The Union Board may, subject to applicable law and the rules of the Nasdaq National Market, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as they may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of Union by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

           Supermajority Voting Provisions. The Virginia SCA provides that, unless a corporation's articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring a two-thirds vote include amendments to a corporation's articles of incorporation, adoption of plans of merger or share exchange, sales of all or substantially all of a corporation's assets other than in the ordinary course of business and adoption of plans of dissolution ("Fundamental Actions"). The Virginia SCA provides that a corporation's articles may either increase the vote required to approve Fundamental Actions or may decrease the required vote to not less than a majority of the votes entitled to be cast.

           The Articles of Incorporation of Union provide that a Fundamental Action shall be approved by a vote of a majority of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended, then the transaction shall be approved by the vote of 80% or more of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

           The Articles of Incorporation of King George provide that the affirmative vote of the holders of at least 80% of the outstanding shares of King George Common Stock is required to approve a "Business Combination" (as defined in the Articles of Incorporation) with any person who owns or controls 5% or more of the total voting power of all the outstanding voting stock of King George, except for Business Combinations approved by not less than 80% of the Board of Directors. A "Business Combination" is defined in the King George Articles of Incorporation to include: (i) a merger, reorganization or consolidation with an unaffiliated corporation, the sale, (ii) the sale, lease or hypothecation of 25% or more of the total assets of King George, and (iii) the issuance during any twelve-month period of convertible securities, warrants or options representing, in the aggregate, more than 5% of the total voting power of all outstanding voting securities to certain persons and their affiliates who own or control 5% or more of King George Common Stock.

           These provisions could tend to make the acquisition of either Union or King George more difficult to accomplish without the cooperation or favorable recommendation of either the Union or King George Board, as the case may be.

           Shareholder Meetings. Shareholders of both Union and King George may not request that a special meeting of shareholders be called.

           State Anti-Takeover Statutes. Virginia has two anti-takeover statutes in force, the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

           Affiliated Transactions. The Virginia SCA contains provisions governing "affiliated transactions" (including, among other various transactions, mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions) with an "interested shareholder" (generally the beneficial owner of more than 10% of any class of the corporation's outstanding voting shares). During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. The foregoing requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder prior to such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if (i) the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder, (ii) the affiliated transaction has been approved by a majority of the disinterested directors, or (iii) subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

           Control Share Acquisitions. Under the Virginia SCA's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's articles of incorporation or by-laws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. If authorized in the corporation's articles of incorporation or by-laws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than fifty percent of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value".

           The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisitions Statute. Union has not opted-out of the statute. The statutes do not apply to King George because it has fewer than 300 shareholders.


DIRECTOR AND OFFICER EXCULPATION

           The Virginia SCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (i) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia SCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

           Union. The Articles of Incorporation of Union provide that to the full extent that the Virginia SCA permits the limitation or elimination of the liability of directors or officers, a director or officer of Union shall not be liable to Union or its shareholders for monetary damages.

           King George. The Articles of Incorporation of King George provide that to the full extent that the Virginia SCA permits the limitation or elimination of the liability of directors or officers, a director or officer of King George shall not be liable to King George or its shareholders for monetary damages in excess of $1.00.

INDEMNIFICATION

           Union. The Articles of Incorporation of Union provide that, to the full extent permitted by the Virginia SCA and any other applicable law, Union is required to indemnify a director or officer of Union who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The board of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

           King George. Similar to Union, the Articles of Incorporation of King George provide that, to the full extent permitted by the Virginia SCA and any other applicable law, King George is required to indemnify a director or officer of King George who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The board of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer

DISSENTERS' RIGHTS

           The provisions of Article 15 of the Virginia SCA provide shareholders of a Virginia corporation the right to dissent from, and obtain payment of the fair value of their shares in the event of mergers, share exchanges, consolidations and certain other corporate transactions. However, Article 15 of the Virginia SCA provides that holders of shares of a Virginia corporation which has shares listed on a national securities exchange or which has at least 2,000 record shareholders are not entitled to dissenters' rights unless certain requirements are met. It is expected that following consummation of the Affiliation, Union will have approximately 1,910 shareholders of record. For additional information in this regard, see "Affiliation - Rights of Dissent and Appraisal."

                       DESCRIPTION OF UNION CAPITAL STOCK

           Union is authorized to issue (i) 12,000,000 shares of Common Stock, par value $4.00 per share, and (ii) 500,000 shares of Preferred Stock, par value $10.00 per share, which may be issued in series with such powers, designations, and rights as may be established from time to time by the Board of Directors. On March 31, 1996, Union had issued and outstanding 3,286,970 shares of Union

Common Stock held by 1,666 shareholders of record. All outstanding shares of Union Common Stock are fully paid and nonassessable. No shares of Preferred Stock have been issued.

COMMON STOCK

           Holders of shares of Union Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. Union's ability to pay dividends is dependent upon its earnings and financial condition of Union and certain legal requirements. Specifically, the Federal Reserve has stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the company appears consistent with its capital needs, asset quality and overall financial condition. In addition, Virginia law precludes any distribution to shareholders if, after giving it effect, (a) Union would not be able to pay its debts as they become due in the usual course of business; or (b) Union's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if Union were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Upon the liquidation, dissolution or winding up of Union, whether voluntary or involuntary, holders of Union Common Stock are entitled to share ratably, after satisfaction in full of all liabilities, in all remaining assets of Union available for distribution. The dividend and liquidation rights of Union Common Stock are subject to the rights of any Preferred Stock that may be issued and outstanding.

           Holders of Union Common Stock are entitled to one vote per share on all matters submitted to shareholders. There are no cumulative voting rights in the election of directors or preemptive rights to purchase additional shares of any class of Union's capital stock. Holders of Union Common Stock have no conversion or redemption rights. The shares of Union Common Stock presently outstanding are, and those shares of Union Common Stock to be issued in connection with the Affiliation will be when issued, fully paid and nonassessable. Union Common Stock is approved for trading on the Nasdaq National Market.

           Union maintains a Dividend Reinvestment Plan providing for the purchase of additional shares of Union Common Stock by reinvestment of cash dividends paid on the outstanding shares of Union Common Stock. Dividends reinvested are applied to the purchase of shares of Union Common Stock at 95% of the market value at the time of purchase. The plan permits Union, at its discretion, to use shares purchased in the over-the-counter market or to use Union's authorized and unissued shares in order to satisfy the plan's requirements.

PREFERRED STOCK

           The Board of Directors, without shareholder approval, is empowered to authorize the issuance, in one or more series, of shares of Preferred Stock at such times, for such purposes and for such consideration as it may deem advisable. The Board of Directors is also authorized to fix before the issuance thereof the designations, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of Preferred Stock.

           The Board of Directors, without shareholder approval, may authorize the issuance of one or more series of Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Union Common Stock and, under certain circumstances, discourage an attempt by others to gain control of Union.

           The creation and issuance of any additional series of Preferred Stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of Union, then existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of Preferred Stock.

                                    EXPERTS

           The consolidated financial statements of Union included as part of Appendix II hereto and incorporated in this Proxy Statement/Prospectus by reference to Union's Annual Report on Form 10-K for the year ended December 31, 1995 have been so incorporated in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting. The report of KPMG Peat Marwick LLP refers to a change in accounting for certain investments in debt and equity securities.

           The audited financial statements of King George included in this Proxy Statement/Prospectus have been so included in reliance upon the report of Smith & Eggleston, P.C., independent certified public accountants, given on their authority as experts in auditing and accounting.

                                 LEGAL OPINIONS

           The validity of the shares of Union Common Stock offered hereby is being passed upon for Union by LeClair Ryan, A Professional Corporation, Richmond, Virginia. LeClair Ryan will deliver opinions to Union and King George, respectively, concerning certain federal income tax consequences of the Affiliation. See "Affiliation - Certain Federal Income Tax Consequences."

           Certain matters relating to the Affiliation will be passed upon for King George by Mays & Valentine, Richmond, Virginia.

                                 OTHER MATTERS

           The King George Board of Directors does not intend to bring any matter before the Special Meeting other than as specifically set forth in the Notice of Special Meeting of Shareholders, nor does it know of any matter to be brought before the Special Meeting by others. If, however, any other matters properly come before the Special Meeting, it is the intention of each of the proxyholders to vote such proxy in accordance with the decision of a majority of the King George Board of Directors.

                         Index to Financial Statements

                          King George State Bank, Inc.

                                                                           PAGE

AUDITED FINANCIAL STATEMENTS:

Independent Auditor's Report...............................................F-2

Balance Sheets as of December 31, 1995 and 1994............................F-3

Statements of Operations for the Two Years Ended
           December 31, 1995 and 1994......................................F-5

Statements of Changes in Stockholders' Equity for the Two
           Years Ended December 31, 1995 and 1994..........................F-6

Statements of Cash Flows for the Two Years Ended
           December 31, 1995 and 1994......................................F-7

Notes to Financial Statements..............................................F-9

UNAUDITED INTERIM FINANCIAL STATEMENTS:

Balance Sheet as of March 31, 1996.........................................F-19

Statements of Operations for the Three Months Ended
           March 31, 1996 and 1995.........................................F-20

Statements of Charges in Stockholders' Equity for the
           Three Months Ended March 31, 1996 and 1995......................F-21

Statements of Cash Flows for the Three Months Ended
           March 31, 1996 and 1995.........................................F-22

Notes to Interim Financial Statements......................................F-24

                          INDEPENDENT AUDITORS' REPORT

Stockholders and Directors
King George State Bank, Inc.
King George, Virginia

      We have audited the accompanying balance sheets of King George State Bank, Inc. as of December 31, 1995 and 1994, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the three year period ended December 31, 1995. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of King George State Bank, Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the three year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                   SMITH & EGGLESTON, P.C.

February 16, 1996

                          KING GEORGE STATE BANK, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994

                                  A S S E T S

                                                     1995             1994
                                                 -----------      --------
CASH AND DUE FROM BANKS                          $ 1,805,084      $ 1,214,097


INVESTMENT SECURITIES:  (Approximate market
   value of $9,497,346 and $12,245,673 for
   1995 and 1994, respectively)
   (Notes 1, 2 & 16)                               9,450,258       12,831,041


FEDERAL FUNDS SOLD  (Note 16)                        600,000        1,200,000


LOANS:  (Net of allowance for loan losses
   of $303,160 and $376,219 for 1995 and
   1994, respectively)  (Notes 1, 3 & 16)         32,696,362       30,589,695


PREMISES AND EQUIPMENT  (Notes 1 & 11)               679,571          687,420


OTHER REAL ESTATE OWNED  (Note 8)                    331,711          416,633


OTHER ASSETS  (Note 5)                             1,098,033        1,061,804
                                                 -----------       ----------

      Total Assets                               $46,661,019      $48,000,690
                                                 ===========      ===========

    L I A B I L I T I E S   A N D   S T O C K H O L D E R S '   E Q U I T Y


                                                     1995            1994
                                                 -----------     --------
DEPOSITS:  (Note 16)
   Demand                                        $ 5,629,172     $ 5,791,472
   NOW accounts                                    2,190,244       2,346,526
   Money Market accounts                           2,961,813       3,646,034
   Savings                                         9,436,386      14,760,000
   Time, $100,000 and over                         7,463,411       4,907,847
   Other time                                     13,722,267      11,747,806
                                                 -----------     -----------

     Total Deposits                              $41,403,293     $43,199,685

OTHER LIABILITIES  (Note 6)                          867,380         808,050
                                                 -----------     -----------

     Total Liabilities                           $42,270,673     $44,007,735
                                                 -----------     -----------

COMMITMENTS AND CONTINGENCIES  (Note 10)

STOCKHOLDERS' EQUITY:
   Capital stock - par value $6 per share:
     Authorized - 200,000 shares
     Issued and outstanding - 50,000 shares      $   300,000     $   300,000
   Surplus                                           300,000         300,000
   Retained earnings                               3,783,594       3,392,955
   Unrealized gain on securities available-
     for-sale  (Note 2)                                6,752               -
                                                 -----------     -----------
     Total Stockholders' Equity                  $ 4,390,346     $ 3,992,955
                                                 -----------     -----------

     Total Liabilities and Stockholders' Equity  $46,661,019     $48,000,690
                                                 ===========     ===========



                        See Notes To Financial Statements

                          KING GEORGE STATE BANK, INC.

                              STATEMENTS OF INCOME

                 YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993



                                                               1995          1994           1993
                                                            ----------    ----------     -------
INTEREST INCOME:
   Interest and fees on loans                               $2,977,761    $2,591,485      2,738,209
   Interest on investment
     securities:
        Obligations of the U. S.
          government and its
          agencies and corporations                            265,075       343,557        221,575
        Obligations of states and
          political subdivisions                               168,123       129,228         91,616
        Other securities                                       169,222       197,897        173,100
   Interest on federal funds sold                               32,435        52,892        178,296
                                                            ----------    ----------     ----------

        Total Interest Income                               $3,612,616    $3,315,059     $3,402,796
   Interest on deposits                                      1,572,611     1,380,369      1,669,951
                                                            ----------    ----------     ----------

        Net Interest Income                                 $2,040,005    $1,934,690     $1,732,845

PROVISION FOR LOAN LOSSES
   (Notes 1 & 3)                                               403,000       505,000        351,357
                                                            ----------    ----------     ----------

        Net Interest Income After
        Provision For Loan Losses                           $1,637,005    $1,429,690     $1,381,488

NONINTEREST INCOME  (Note 12)                                  176,346       175,862        166,189
                                                            ----------    ----------     ----------

                                                            $1,813,351    $1,605,552     $1,547,677
                                                            ----------    ----------     ----------

OPERATING EXPENSES:
   Salaries and employee benefits                           $  550,465    $  464,415     $  356,190
   Occupancy                                                   107,519        95,496         91,929
   Equipment                                                    43,470        29,474         60,738
   Other                                                       375,426       346,110        346,536
   FDIC insurance                                               61,418       106,682        103,405
                                                            ----------    ----------     ----------
                                                            $1,138,298    $1,042,177     $  958,798
                                                            ----------    ----------     ----------

        Income Before Income Tax                            $  675,053    $  563,375     $  588,879

PROVISION FOR INCOME TAX
   (Note 7)                                                    169,414       125,502        227,523
                                                            ----------    ----------     ----------
        Net Income                                          $  505,639    $  437,873     $  361,356
                                                            ==========    ==========     ==========
Earnings per share  (Note 1)                                $    10.11    $     8.76     $     7.23
                                                            ==========    ==========     ==========



                       See Notes To Financial Statements

                          KING GEORGE STATE BANK, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                 Capital                      Retained
                                                  Stock        Surplus        Earnings       Total

BALANCE - JANUARY 1, 1993                       $ 300,000     $ 300,000      $2,816,226   $3,416,226

  Dividends  (Note 4)                                   -             -     (   110,000) (   110,000)

  Net income                                            -             -         361,356      361,356
                                                ---------     ---------      ----------   ----------

BALANCE - DECEMBER 31, 1993                     $ 300,000     $ 300,000      $3,067,582   $3,667,582

  Dividends  (Note 4)                                   -             -     (   112,500) (   112,500)

  Net Income                                            -             -         437,873      437,873
                                                ---------     ---------      ----------   ----------

BALANCE - DECEMBER 31, 1994                     $ 300,000     $ 300,000      $3,392,955   $3,992,955

  Dividends  (Note 4)                                   -             -      (  115,000)  (  115,000)

  Net Income                                            -             -         505,639      505,639

  Unrealized gains on securities
     available-for-sale                                 -             -           6,752        6,752
                                                ---------     ---------      ----------   ----------

BALANCE - DECEMBER 31, 1995                     $ 300,000     $ 300,000      $3,790,346   $4,390,346
                                                =========     =========      ==========   ==========


                       See Notes To Financial Statements

                          KING GEORGE STATE BANK, INC.

                            STATEMENTS OF CASH FLOWS

                 YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993


                                                               1995            1994           1993
                                                            ----------      ----------     -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                  $  505,639      $  437,873     $  361,356
   Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization                              78,957          74,947         58,093
     Provision for loan losses                                 403,000         505,000        351,357
     Amortization of premium on investment
       securities                                               46,106          59,691         56,924
     Gain (loss) on sale of investment
        securities                                               7,395      (      517)   (       746)
     Changes in assets and liabilities:
       (Increase) in cash value of life
          insurance                                        (    17,451)     (   45,079)   (    31,872)
       Decrease in deferred income taxes                        29,658          29,565        100,073
       (Increase) decrease in interest
          receivable                                       (    42,894)         10,258    (    67,944)
       (Increase) in prepaid expenses                      (     9,746)     (    5,437)        12,060
       (Increase) decrease in accounts
          receivable - other                                       726             159    (    40,235)
       Increase (decrease) in interest
          payable on deposits                                   29,201          51,054    (    83,864)
       Increase in deferred compensation
         liability                                              23,930          55,597         73,823
       Increase in accounts payable                              6,199          12,106          1,299
        (Decrease) in income tax payable                             -               -    (    19,902)
                                                            ----------      ----------     ----------

       Net Cash Provided by Operating
          Activities                                        $1,060,720      $1,185,217     $  770,422
                                                            ----------      ----------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net (increase) in loans                                  ($2,509,667)    ($2,056,911)   ($2,956,626)
   Purchase of held-to-maturity securities                 (   950,151)    ( 2,266,972)   ( 7,697,849)
   Proceeds from maturities of held-to-
     maturity securities                                     4,254,026         868,882      1,485,923
   Purchase of available-for-sale securities               (   100,000)              -              -
   Proceeds from sale of securities                            133,637               -              -
   Changes in federal funds sold - net                         600,000       1,265,000      6,715,000
   Purchase of equipment                                   (    71,108)    (    76,853)   (   141,626)
   Purchase of other real estate                           (    66,991)    (   297,116)   (    90,971)
   Proceeds from sale of foreclosed
     real estate                                               151,913         238,283        404,912
                                                            ----------      ----------     ----------

        Net Cash Provided by (Used in)
          Investing Activities                              $1,441,659     ($2,325,687)   ($2,281,237)
                                                            ----------      ----------     ----------


                       See Notes To Financial Statements

                          KING GEORGE STATE BANK, INC.

                            STATEMENTS OF CASH FLOWS

                                  (CONTINUED)

                 YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993


                                                               1995            1994           1993
                                                            ----------      ----------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in deposits - net                    ($1,796,392)     $  815,964     $2,169,535
   Dividends paid                                          (   115,000)    (   112,500)   (   110,000)
                                                            ----------      ----------     ----------

        Net Cash Provided by (Used in)
          Financing Activities                             ($1,911,392)     $  703,464     $2,059,535
                                                            ----------      ----------     ----------

        Net Increase (Decrease) in Cash
          and Due from Banks                                $  590,987     ($  437,006)    $  548,720

CASH AND DUE FROM BANKS - BEGINNING OF YEAR                  1,214,097       1,651,103      1,102,383
                                                            ----------      ----------     ----------

CASH AND DUE FROM BANKS - END OF YEAR                       $1,805,084      $1,214,097     $1,651,103
                                                            ==========      ==========     ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

   Cash paid during the year for:
     Interest                                               $1,543,409      $1,329,316     $1,753,815
     Income taxes                                              138,463         123,390        187,569



                       See Notes To Financial Statements

                          KING GEORGE STATE BANK, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

NOTE 1:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

HISTORY AND ORGANIZATION
King George State Bank, Inc., a Virginia corporation, provides general commercial banking services to individuals and businesses primarily within King George County, Virginia and surrounding communities. It is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation and is also subject to the regulations of certain Federal and State agencies. It undergoes periodic examinations by regulatory authorities.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT SECURITIES
Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts, computed by the interest method. Other marketable securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in stockholders' equity. The cost of securities sold is recognized using the specific identification method.

MORTGAGE BACKED SECURITIES
Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Mortgage backed securities that management has the ability and intent to hold to maturity are classified as held-to-maturity. Other mortgage backed securities are classified as available-for-sale and are carried at fair value. Should any be sold, cost of securities sold is determined using the specific identification method.

LOANS AND ALLOWANCE FOR LOAN LOSSES
Loans are stated at the amount of unpaid principal, reduced by unearned discount and an allowance for loan losses. Unearned discount on installment loans is recognized as income over the terms of the loans. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the

                          KING GEORGE STATE BANK, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)
                               DECEMBER 31, 1995

NOTE 1:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued) collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

PREMISES AND EQUIPMENT
The premises and equipment is recorded at cost. Depreciation is based on estimated useful service lives and is computed on the straight-line method.

CASH FLOW INFORMATION
The statement of cash flows reconciles net income with the change in cash and due from banks. The indirect method has been used. For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks.

EARNINGS PER SHARE
Earnings per share are calculated on the basis of the weighted average number of shares outstanding.

LOAN COSTS
Loan fees and certain direct loan origination costs of completed loans are deferred and recognized as an adjustment of the yields on related loans over the lives of the loans.

INCOME TAXES
In 1993, the Bank adopted FASB Statement 109, Accounting for Income Taxes, which requires an assets and liability approach to financial accounting and reporting for income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of the allowance for loan losses, premises and equipment, deferred loan costs and deferred compensation liability for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Income tax expense is the tax payable or refundable for the year plus or minus the change for the year in deferred tax assets and liabilities.

                          KING GEORGE STATE BANK, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)
                               DECEMBER 31, 1995

NOTE 1:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

FORECLOSED REAL ESTATE
Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the Bank has taken physical possession, regardless of whether formal foreclosure proceedings have taken place.

At the time of foreclosure, foreclosed real estate is recorded at the lower of the Bank's cost or the asset's fair value, less estimated costs to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. Costs incurred in maintaining foreclosed real estate and subsequent write-downs to reflect declines in the fair value of the property are included in income (loss) on foreclosed real estate.

RECLASSIFICATIONS
Certain previously reported amounts have been reclassified to conform to current presentations.

NOTE 2:     INVESTMENT SECURITIES:

Securities held-to-maturity at December 31, 1995 consist of the following:

                                             Gross        Gross
                              Amortized   Unrealized   Unrealized       Fair
                                Cost         Gains       Losses         Value

U. S. Government and
  federal agencies           $  500,000   $        -   $   30,000    $   470,000
State and local governments   2,824,417       32,887       10,785      2,846,519
Mortgage-backed securities        8,384           37          220          8,201
Corporate debt securities     2,653,317       58,675        3,506      2,708,486
                             ----------   ----------   ----------    -----------
                             $5,986,118   $   91,599   $   44,511    $ 6,033,206
                             ==========   ==========   ==========    ===========

Securities available-for-sale at December 31, 1995 consist of the following:

                                             Gross        Gross
                              Amortized    Unrealized   Unrealized       Fair
                                Cost         Gains        Losses         Value

U. S. Government and
  federal agencies           $3,290,964   $   13,356   $    8,050    $ 3,296,270
Mortgaged-backed securities      83,987        4,924            -         88,911
                             ----------   ----------   ----------    -----------
                             $3,374,951   $   18,280   $    8,050    $ 3,385,181
Other equity securities          78,959            -            -         78,959
                             ----------   ----------   ----------    -----------
                             $3,453,910   $   18,280   $    8,050    $ 3,464,140
                             ==========   ==========   ==========    ===========

                          KING GEORGE STATE BANK, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)
                               DECEMBER 31, 1995

NOTE 2:     INVESTMENT SECURITIES:  (Continued)

The total net unrealized gain on available-for-sale securities of $10,230 is reported as an increase of retained earnings of $6,752 (net of $3,478 deferred income tax). The carrying amounts of investments at December 31, 1995 are as follows:

   Held-to-maturity                                      $5,986,118
   Available-for-sale                                     3,464,140

                                                         $9,450,258

Securities held-to-maturity at December 31, 1994 consist of the following:

                                             Gross        Gross
                             Amortized    Unrealized   Unrealized       Fair
                                Cost         Gains       Losses         Value

U. S. Government and
  federal agencies          $ 6,764,166   $        -   $  338,481    $ 6,425,685
State and local governments   2,624,532        3,736      143,455      2,484,813
Mortgaged-backed securities     125,779        1,955        1,260        126,474
Corporate debt securities     3,236,464            -      102,763      3,133,701
                            -----------   ----------   ----------    -----------
                            $12,750,941   $    5,691   $  585,959    $12,170,673
                            ===========   ==========   ==========    ===========

Securities available-for-sale at December 31, 1994 consist of the following:

                                             Gross        Gross
                              Amortized    Unrealized   Unrealized       Fair
                                Cost         Gains       Losses         Value

Other equity securities     $    80,100   $        -   $        -    $    80,100
                            ===========   ==========   ==========    ===========

U. S. Government and government backed obligations with a carrying amount of $1,679,956 are pledged to secure municipality and treasury tax and loan deposits as of December 31, 1995.

The schedule below reflects the maturities of investment securities at December 31, 1995. The classification of mortgage-backed securities was based on expected maturities, while contractual maturities were used for other debt securities. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                          KING GEORGE STATE BANK, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)
                               DECEMBER 31, 1995

NOTE 2:     INVESTMENT SECURITIES:  (Continued)

                                     Securities              Securities
                                 Held-to-Maturity       Available-for-Sale

                              Amortized     Fair        Amortized      Fair
                                Cost        Value         Cost         Value

Due in one year or less      $  900,781  $  903,438    $  452,655   $   452,235
Due after one year through
  five years                  4,154,539   4,187,864     2,838,309     2,844,035
Due after five years through
  ten years                     812,459     823,908             -             -
Due after ten years             109,955     109,795             -             -
Mortgage-backed securities        8,384       8,201        83,987        88,911
Equity securities                     -           -        78,959        78,959
                             ----------  ----------    ----------   -----------
                             $5,986,118  $6,033,206    $3,453,910   $ 3,464,140
                             ==========  ==========    ==========   ===========


NOTE 3:     LOANS AND ALLOWANCE FOR LOAN LOSSES:

Major classifications of loans are as follows:

                                                1995              1994
                                            -----------       --------
  Monthly real estate                       $ 6,871,847       $ 6,259,413
  Construction                                1,151,264         1,411,330
  Collateral                                 19,930,743        16,960,457
  Installment                                 3,348,455         3,108,029
  Plain                                       1,663,911         3,158,683
  Demand                                              -            20,000
  Capitalized loan costs                         47,151            69,239
                                            -----------       -----------
                                            $33,013,371       $30,987,151
  Unearned income                          (     13,849)     (     21,237)
                                            -----------       -----------
                                            $32,999,522       $30,965,914
  Allowance for loan losses                (    303,160)     (    376,219)
                                            -----------       -----------

    Loans - net                             $32,696,362       $30,589,695
                                            ===========       ===========

Loans on which the accrual of interest has been discontinued or reduced amounted to $73,250 and $646,437 at December 31, 1995 and 1994, respectively. Certain directors and officers were indebted to the Bank in the aggregate amounts of $520,078 and $604,569 as of December 31, 1995 and 1994, respectively. During the year ended December 31, 1995, new loans made to related parties totaled $53,000 and repayments totaled $137,491.

                          KING GEORGE STATE BANK, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)
                               DECEMBER 31, 1995

NOTE 3:     LOANS AND ALLOWANCE FOR LOAN LOSSES:  (Continued)

An analysis of the changes in the allowance for loan losses follows:

                                                  1995              1994
                                               ----------        ----------
  Balance - beginning of year                  $  376,219        $  405,924

  Additions:
    Provision charged to operations               403,000           505,000
    Recoveries of loans charged off
      in prior years                               51,631            76,969
                                               ----------        ----------
                                               $  830,850        $  987,893
  Deduction:
    Loans charged off                             527,690           611,674
                                               ----------        ----------

  Balance - end of year                        $  303,160        $  376,219
                                               ==========        ==========



NOTE 4:     DIVIDENDS:

Dividends were declared at the rate of $2.30, $2.25 and 2.20 per share in 1995, 1994 and 1993, respectively.

NOTE 5:     OTHER ASSETS:

Other assets consist of the following:
                                                  1995              1994
                                               ----------        ----------
  Loan interest receivable                     $  481,741        $  393,776
  Deferred income tax                             135,322           168,458
  Cash value of life insurance                    253,235           235,784
  Accounts receivable - other                      39,350            40,076
  Prepaid expenses and other                       44,912            35,166
  Interest receivable on investments              143,473           188,544
                                               ----------        ----------

                                               $1,098,033        $1,061,804

NOTE 6:     OTHER LIABILITIES:

Other liabilities consist of the following:

                                                  1995              1994
                                               ----------        ----------
  Interest payable on deposits                 $  138,750        $  109,548
  Deferred compensation liability                 697,271           673,341
  Accounts payable                                 31,359            25,161
                                               ----------        ----------
                                               $  867,380        $  808,050
                                               ==========        ==========

                          KING GEORGE STATE BANK, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)
                               DECEMBER 31, 1995

NOTE 7:     INCOME TAX:

The provision for income tax consists of the following:

                                 1995           1994             1993
                              ----------     ----------       ----------
  Current                     $  139,756     $   95,937       $  127,432
  Deferred                        29,658         29,565          100,091
                              ----------     ----------       ----------
                              $  169,414     $  125,502       $  227,523
                              ==========     ==========       ==========

The following reconciles income taxes reported in the financial statements to taxes that would be obtained by applying regular tax rates to net income before income taxes.

                                       1995           1994             1993
                                    ----------     ----------       ----------
  Income tax at statutory rate      $  229,518     $  191,548       $  200,219
  (Decrease) resulting from:
    Tax exempt income              (    57,162)   (    43,938)     (    29,229)
    Other                          (     2,942)   (    22,108)          33,909
    Effect of change in accounting
      principle                              -              -           22,624
                                    ----------     ----------       ----------
                                    $  169,414     $  125,502       $  227,523
                                    ==========     ==========       ==========

Deferred tax assets have been provided for deductible temporary differences related to deferred compensation. Deferred tax liabilities have been provided for taxable temporary differences related to the allowance for loan losses, premises and equipment, capitalized loan costs, and available for sale investments. The net deferred tax assets in the accompanying statements of financial condition include the following components:

                                                        1995           1994
                                                     ----------     -------
  Deferred tax assets                                $  237,072     $  228,936
  Deferred tax liabilities                          (   101,750)   (    60,478)
                                                     ----------     ----------

                                                     $  135,322     $  168,458
                                                     ==========     ==========


NOTE 8:     OTHER REAL ESTATE OWNED:

Other real estate owned reflects properties acquired during foreclosure sales in order to protect the Bank's interests after the secured notes were in default. The properties are valued at the lower of their fair market value or the recorded investment in the related loan.

                          KING GEORGE STATE BANK, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)
                               DECEMBER 31, 1995

NOTE 9:     DIRECTORS' BENEFIT PLAN:

The Bank maintains a voluntary deferred compensation program which permits eligible directors and officers to defer receipt of a portion of their directors' fees. There are 10 eligible participants and 7 have elected to participate. The Bank has purchased life insurance on all of the participants in amounts that, in the aggregate, actuarially fund its future liabilities under this program, and it is the owner and sole beneficiary of all such insurance. The program has been designed so that, if assumptions as to mortality experience, policy dividends, tax effects, and other factors are realized, the compensation deferred by a participant and the death benefits payable to the Bank under the insurance policies will cover all premium payments and benefit payments, plus a factor for the use of funds of the Bank.

While the insurance policies were purchased as a means of funding the deferred compensation liability created under this plan, there exists no obligation to use any insurance funds from policy loans or death proceeds to curtail the deferred compensation liability. Under the terms of the directors' benefit plan, a participant, or his beneficiary, will receive upon retirement a monthly retirement payment for life, payable for a minimum of 15 years. The plan also provides for a reduced payment to a participant's beneficiary in the event that the participant dies prior to retirement, payable for a period of 15 years from the date of death. A participant's retirement date is considered to be the later of the date a participant turns age 65 or completes 10 years of plan participation.

The deferred compensation liability as of December 31, 1995 and 1994 totaled $697,271 and $673,341, respectively. The deferred compensation plan expense totaled $39,643, $55,597, and $73,823 for 1995, 1994, and 1993, respectively.
The Bank began paying benefits during 1995 and $15,713 was paid to eligible participants.

Anticipated payments for the next five years are as follows:

            1996                                 $  36,671
            1997                                    39,818
            1998                                    49,258
            1999                                    49,258
            2000                                    49,258


NOTE 10:    COMMITMENTS AND CONTINGENT LIABILITIES:

In the normal course of business, there are various outstanding commitments and contingent liabilities such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying financial statements. The Bank had outstanding letters of credit totaling $874,044 and $993,313 at December 31, 1995 and 1994, respectively, and it does not anticipate losses as a result of these transactions. At December 31, 1995, the Bank also had undisbursed funds under various lines of credit and loan commitments totaling $2,041,292.

                          KING GEORGE STATE BANK, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)
                               DECEMBER 31, 1995

NOTE 11:    PREMISES AND EQUIPMENT:

A summary of premises and equipment at December 31, 1995 and 1994 follows:

                                                        1995           1994
                                                     ----------     ----------
  Land                                               $  206,862     $  206,862
  Building and improvements                             389,598        378,123
  Furniture and equipment                               586,638        527,895
                                                     ----------     ----------
                                                     $1,183,098     $1,112,880

    Less:  Accumulated depreciation                     503,527        425,460
                                                     ----------     ----------
                                                     $  679,571     $  687,420
                                                     ==========     ==========


NOTE 12:    NONINTEREST INCOME:

Noninterest income was comprised of the following:

                                                        1995           1994            1993
                                                     ----------     ----------      -------
  Service charges on deposit accounts                $  136,501     $  113,393      $  115,268
  Other service charges                                  33,201         50,649          39,237
  Net investment securities gains
    (losses)                                        (     7,395)           517             746
  Other                                                  12,959         10,223           9,858
  Dividends - Federal Reserve stock                       1,080          1,080           1,080
                                                     ----------     ----------      ----------
                                                     $  176,346     $  175,862      $  166,189
                                                     ==========     ==========      ==========



NOTE 13:    INVESTMENT IN SUBSIDIARY:

During 1994, the Bank formed Porays Services, Inc., a wholly owned subsidiary organized to conduct any business authorized by a bank subsidiary. The Bank accounts for its investment under the equity method. It contributed $5,100 to Porays' initial capital. Net income recorded for 1995 totaled $3,959.

NOTE 14:  DISCLAIMER:

This financial information has not been reviewed, or confirmed for accuracy or relevance, by the Federal Reserve System.

NOTE 15:    FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition.

                          KING GEORGE STATE BANK, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)
                               DECEMBER 31, 1995

NOTE 15:    FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:  (Continued)

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments (see Note 10). The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

NOTE 16:    FAIR VALUES OF FINANCIAL INSTRUMENTS:

The estimated fair values of the Bank's financial instruments are as follows:


                                                    1995                           1994
                                            ----------------------       ------------------------
                                            Carrying         Fair        Carrying         Fair
                                             Amount          Value        Amount          Value

Financial Assets:
  Cash and due from banks                  $1,805,084     $1,805,084    $1,214,097     $   214,097
  Securities available-for-sale             3,453,910      3,464,140        80,100          80,100
  Securities held-to-maturity               5,986,118      6,033,206    12,750,941      12,170,673
  Federal funds sold                          600,000        600,000     1,200,000       1,200,000
  Demand deposits                           5,629,172      5,629,172     5,791,472       5,791,472
  NOW accounts                              2,190,244      2,190,244     2,346,526       2,346,526
  Money market accounts                     2,961,813      2,961,813     3,646,034       3,646,034
  Savings accounts                          9,436,386      9,436,386    14,760,000      14,760,000




The fair values of loans and time deposits are not presented herein as it is not practicable to estimate the fair value without incurring excessive costs.

                          KING GEORGE STATE BANK, INC.

                                 BALANCE SHEET

                                 MARCH 31, 1996

                                  (Unaudited)

                                  A S S E T S

                                                                 1996

Cash and due from banks                                      $ 2,024,265

Investment securities                                          9,743,073

Federal funds sold                                             1,590,000

Loans (Net of allowance for loan losses of $331,158)          32,829,716

Premises and equipment                                           670,318

Other real estate owned                                          331,711

Other assets                                                   1,104,273

      Total Assets                                           $48,293,356

    L I A B I L I T I E S   A N D   S T O C K H O L D E R S '   E Q U I T Y

                                                                 1996

Deposits:

   Demand                                                    $ 5,932,609
   NOW accounts                                                4,293,237
   Money Market accounts                                       1,261,450
   Savings                                                     9,336,867
   Time, $100,000 and over                                     8,238,391
   Other time                                                 13,759,820
                                                             -----------

     Total Deposits                                          $42,822,374

Other liabilities                                                941,061

     Total Liabilities                                       $43,763,435

Commitments and contingencies

Stockholders' equity:

   Capital stock - par value $6 per share:
     Authorized - 200,000 shares
     Issued and outstanding - 50,000 shares                  $   300,000
   Surplus                                                       300,000
   Retained earnings                                           3,952,193
   Unrealized loss on securities available-for-sale         (     22,272)
                                                             -----------

     Total Stockholders' Equity                              $ 4,529,921
                                                             -----------

     Total Liabilities and Stockholders' Equity              $48,293,356

                          KING GEORGE STATE BANK, INC.

                              STATEMENTS OF INCOME

                   THREE MONTHS ENDED MARCH 31, 1996 AND 1995

                                 (Unaudited)

                                                  1996            1995
                                               ----------      -------
INTEREST INCOME:
   Interest and fees on loans                  $  775,335      $  692,292
   Interest on investment securities:
     Obligations of the U. S. government
       and its agencies and corporations           50,775          84,656
     Obligations of states and political
       subdivisions                                32,968          32,313
     Other securities                              41,487          43,114
   Interest on federal funds sold                  20,557           6,161
                                               ----------      ----------
     Total Interest Income                     $  921,122      $  858,536
   Interest on deposits                           410,419         383,549
                                               ----------      ----------
     Net Interest Income                       $  510,703      $  474,987

PROVISION FOR LOAN LOSSES                          50,000          70,000
                                               ----------      ----------

     Net Interest Income After Provision
        For Loan Losses                        $  460,703      $  404,987

NONINTEREST INCOME                                 43,191          40,938
                                               ----------      ----------
                                               $  503,894      $  445,925
                                               ----------      ----------

OPERATING EXPENSES:
   Salaries and employee benefits              $  150,070      $  134,636
   Occupancy                                       30,064          26,973
   Equipment                                       10,353          12,094
   Other                                           84,884          85,686
   FDIC insurance                                     500          26,899
                                               ----------      ----------
                                               $  275,871      $  286,288
                                               ----------      ----------
     Income Before Income Tax                  $  228,023      $  159,637

PROVISION FOR INCOME TAX                           59,424          45,000
                                               ----------      ----------
     Net Income                                $  168,599      $  114,637
                                               ==========      ==========
Earnings per share                                   3.37            2.29
                                               ==========      ==========



                       See Notes To Financial Statements

                          KING GEORGE STATE BANK, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                   THREE MONTHS ENDED MARCH 31, 1996 AND 1995

                                 (Unaudited)

                                                Capital                      Retained
                                                 Stock         Surplus       Earnings        Total
BALANCE - DECEMBER 31, 1994                   $  300,000     $  300,000     $3,392,955    $3,992,955

   Net income                                          -              -        114,637       114,637
                                              ----------     ----------     ----------    ----------
BALANCE - MARCH 31, 1995                      $  300,000     $  300,000     $3,507,592    $4,107,592
                                              ==========     ==========     ==========    ==========


BALANCE - DECEMBER 31, 1995                    $ 300,000      $ 300,000     $3,790,346    $4,390,346

   Net income                                          -              -        168,599       168,599

   Unrealized losses on securities
     available for sale                                -              -    (    29,024)  (    29,024)
                                              ----------     ----------     ----------    ----------
BALANCE - MARCH 31, 1996                      $  300,000     $  300,000     $3,929,921    $4,529,921
                                              ==========     ==========     ==========    ==========


                       See Notes To Financial Statements

                          KING GEORGE STATE BANK, INC.

                            STATEMENTS OF CASH FLOWS

                   THREE MONTHS ENDED MARCH 31, 1996 AND 1995

                                 (Unaudited)

                                                      1996            1995
                                                   ----------      -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                         $  168,599      $  114,637
   Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization                     19,778          12,448
     Provision for loan losses                         50,000          70,000
     Amortization of premium on investment
       securities                                      12,082           7,582
     Gain (loss) on sale of investment securities          35     (     7,593)
     Changes in assets and liabilities:
       (Increase) in interest receivable          (     9,775)    (    72,632)
       (Increase) in prepaid expenses             (    20,864)    (    40,317)
       Decrease in accounts receivable - other         39,350          40,076
       Increase in interest payable on deposits         5,922           8,958
       Increase in deferred compensation
         liability                                      6,522           5,982
       Increase in accounts payable                    24,792          13,773
        Increase in accrued expenses                   36,445           5,810
                                                   ----------      ----------
       Net Cash Provided by Operating Activities   $  332,886      $  158,724
                                                   ----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net (increase) in loans                         ($  183,352)    ($1,408,293)
   Proceeds from maturities of held-to-
     maturity securities                              350,000         500,000
   Purchase of available-for-sale securities      (   698,906)              -
   Changes in federal funds sold - net            (   990,000)        980,000
   Purchase of equipment                          (    10,528)    (    15,566)
   Proceeds from sale of foreclosed
     real estate                                            -          90,327
                                                   ----------      ----------
        Net Cash Provided by (Used in)
          Investing Activities                    ($1,532,786)     $  146,468
                                                   ----------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in deposits - net            $1,419,081     ($  368,027)
                                                   ----------      ----------
        Net Cash Provided by (Used in)
          Financing Activities                     $1,419,081     ($  368,027)
                                                   ----------      ----------



                       See Notes To Financial Statements

                          KING GEORGE STATE BANK, INC.

                            STATEMENTS OF CASH FLOWS
                                  (CONTINUED)
                      YEARS ENDED MARCH 31, 1996 AND 1995

                                 (Unaudited)

                                                      1996            1995
                                                   ----------      -------

        Net Increase (Decrease) in Cash
          and Due from Banks                       $  219,181     ($   62,835)

CASH AND DUE FROM BANKS - BEGINNING OF PERIOD       1,805,084       1,214,097
                                                   ----------      ----------
CASH AND DUE FROM BANKS - END OF PERIOD            $2,024,265      $1,151,262
                                                   ==========      ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

   Cash paid during the period for:
     Interest                                      $  404,497      $  374,591
     Income taxes                                      20,641               -



                       See Notes To Financial Statements

                          KING GEORGE STATE BANK, INC.

                     NOTES TO INTERIM FINANCIAL STATEMENTS

                            MARCH 31, 1996 AND 1995

                                  (UNAUDITED)

NOTE 1: In the opinion of management, the accompanying unaudited financial statements contain all the adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of March 31, 1996 and 1995 and results of operations, changes in stockholders' equity and cash flows for the three months ended March 31, 1996 and 1995.

NOTE 2: The results of operations for the three month periods ended March 31, 1996 and 1995 are not necessarily indicative of the results to be expected for the full year.

                Part II -- Information Not Required in Prospectus

Item 20.  Indemnification of Officers and Directors

         The laws of the Commonwealth of Virginia pursuant to which the Company is incorporated permit it to indemnify its officers and directors against certain liabilities with the approval of its shareholders. The articles of incorporation of the Company, which have been approved by its shareholders, provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at the request of the Company as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made party by reason of his or her being or having been a director or officer of the Company, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of the criminal law.

         The Company has purchased officers' and directors' liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of the Company against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by the Company and (2) the Company to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.

Item 21.  Exhibits and Financial Statement Schedules

         (a)      Exhibit Index

Exhibit No.                Description of Exhibit
- -----------                ----------------------
         1                 Not Applicable

         2 Agreement and Plan of Reorganization, dated March 12, 1996, between Union Bankshares Corporation ("Union") and King George State Bank, Inc. ("King George") and a related Plan of Share Exchange, filed as Appendix I to the Proxy Statement/Prospectus included in this Registration Statement.

         3.1 Articles of Incorporation of Union. Incorporated herein by reference to Exhibit 3.1 to Union's Registration Statement on Form S-4 (Registration No. 33-60458).

         3.2               Bylaws of Union.  Incorporated herein by reference to
                           Exhibit 3.1 to Union's Registration Statement on Form S-4 (Registration No. 33-60458).

         5                 Opinion of LeClair Ryan, A Professional  Corporation,
                           regarding  the  legality  of  the  securities   being
                           registered and consent (previously filed).

         8.1 Form of tax opinion of LeClair Ryan, A Professional Corporation, regarding the tax-free nature of the statutory share exchange between Union and King George (previously filed).

         13.1 Union's Annual Report on Form 10-K for the year ended December 31, 1995 (previously filed).

Exhibit No.                Description of Exhibit
- -----------                ----------------------
         13.2              Union's Quarterly Report on Form 10-Q for the quarter
                           ended March 31, 1996  (included as Appendix IV to the
                           Proxy Statement/Prospectus).

         13.3 Union's 1995 Annual Report to Shareholders (included as Appendix III to the Proxy Statement/Prospectus).

         21                Subsidiaries of Union:

                           Union Bank & Trust Company; Northern Neck State Bank; and Union Investment Services. Each of the foregoing subsidiaries of Union are Virginia corporations and are wholly-owned by Union.

         23.1 Consent of KPMG Peat Marwick LLP, as independent auditors for Union.

         23.2              Consent of Smith & Eggleston, as accountants for King
                           George.

         23.3              Consent of LeClair Ryan, (included as part of Exhibit
                           5).

         23.4 Consent of Scott & Stringfellow, Inc. relating to inclusion of its opinion given to King George in the Proxy Statement/Prospectus included in this Registration Statement (previously filed).

         24 Powers of Attorney (included in Part II of this Registration Statement).

         99                Form of proxy of King George (previously filed).

         (b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) of this Form.

Item 22.  Undertakings

         (a)      Item 512 of Regulation S-K.

         Rule 415 offerings. The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Registration on Form S-4. (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

                  (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Request for acceleration of effective date or filing registration statement on Form S-8. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payments by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b)      Item 22(b) of Form S-4

                  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (c)      Item 22(c) of Form S-4

                  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Town of Bowling Green, Commonwealth of Virginia on July 16, 1996.

                                 UNION BANKSHARES CORPORATION


                                 By:      /s/  G. William Beale
                                    -------------------------------------
                                          G. William Beale, President and
                                          Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

            Signature              Capacity                     Date
            ---------              --------                     ----

/s/  G. William Beale       President and Chief Executive       July 16, 1996
- ---------------------------
G. William Beale            Officer and Director (Principal
                            Executive Officer)

/s/  E. Peyton Motley       Executive Vice President and Chief  July 16, 1996
- ---------------------------
E. Peyton Motley            Operating Officer and Director


/s/  D. Anthony Peay        Vice President and                  July 16, 1996
- ---------------------------
D. Anthony Peay             Chief Financial Officer (Principal
                            Financial and Accounting Officer)

/s/  Walton Mahon*          Chairman of the Board and Director  July 16, 1996
- ---------------------------
Walton Mahon


/s/  Charles H. Ryland*     Vice Chairman of the Board and      July 16, 1996
- ---------------------------
Charles H. Ryland           Director


/s/  W. Tayloe Murphy, Jr.* Director                            July 16, 1996
- ---------------------------
W. Tayloe Murphy, Jr.


/s/  Ronald L. Hicks*       Director                            July 16, 1996
- ---------------------------
Ronald L. Hicks


/s/  M. Raymond Piland*     Director                            July 16, 1996
- ---------------------------
M. Raymond Piland


/s/  A. D. Whittaker*       Director                            July 16, 1996
- ---------------------------
A. D. Whittaker


*  /s/  G. William Beale                                        July 16, 1996
- ---------------------------
As attorney-in-fact

                                 EXHIBIT INDEX


Exhibit No.                Description of Exhibit
- -----------                ----------------------
         1                 Not Applicable

         2 Agreement and Plan of Reorganization, dated March 12, 1996, between Union Bankshares Corporation ("Union") and King George State Bank, Inc. ("King George") and a related Plan of Share Exchange, filed as Appendix I to the Proxy Statement/Prospectus included in this Registration Statement.

         3.1 Articles of Incorporation of Union. Incorporated herein by reference to Exhibit 3.1 to Union's Registration Statement on Form S-4 (Registration No. 33-60458).

         3.2               Bylaws of Union.  Incorporated herein by reference to
                           Exhibit 3.1 to Union's Registration Statement on Form S-4 (Registration No. 33-60458).

         5                 Opinion of LeClair Ryan, A Professional  Corporation,
                           regarding  the  legality  of  the  securities   being
                           registered and consent (previously filed).

         8.1 Form of tax opinion of LeClair Ryan, A Professional Corporation, regarding the tax-free nature of the statutory share exchange between Union and King George (previously filed).

         13.1 Union's Annual Report on Form 10-K for the year ended December 31, 1995 (previously filed).

         13.2 Union's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (included as Appendix IV to the Proxy Statement/Prospectus).

         13.3 Union's 1995 Annual Report to Shareholders (included as Appendix III to the Proxy Statement/Prospectus).

         21                Subsidiaries of Union:

                           Union Bank & Trust Company; Northern Neck State Bank; and Union Investment Services. Each of the foregoing subsidiaries of Union are Virginia corporations and are wholly-owned by Union.

         23.1 Consent of KPMG Peat Marwick LLP, as independent auditors for Union.

         23.2              Consent of Smith & Eggleston, as accountants for King
                           George.

         23.3              Consent of LeClair Ryan, (included as part of Exhibit
                           5).

         23.4 Consent of Scott & Stringfellow, Inc. relating to inclusion of its opinion given to King George in the Proxy Statement/Prospectus included in this Registration Statement.

         24 Powers of Attorney (included in Part II of this Registration Statement).

         99                Form of proxy of King George (previously filed).